UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1219

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Material Announcement Dated February 8, 2019: Changes to Executive Board: Appointment of Mr. Cledorvino Belini as CEO of CEMIG
2.	Summary of Principal Decisions of the 752nd Meeting of the Board of Directors Dated February 8, 2019
3.	Summary of Minutes of the 752nd Meeting of the Board of Directors Dated February 8, 2019
4.	Summary of Principal Decisions of the 753rd Meeting of the Board of Directors Dated February 8, 2019
5.	Extraordinary General Meeting of Stockholders to be held on March 23, 2019: Convocation and Proposal
6.	Notice to Stockholders Dated March 1, 2019: Request for multiple voting procedure and inclusion of 3 candidates in the election of the Board of Directors at the EGM to be held on March 25, 2019
7.	Notice to Stockholders Dated March 1, 2019: Substitution of candidate in the election of the Board of Directors at the EGM to be held on March 25, 2019
8.	Market Notice Dated March 14, 2019: Changes to the remote voting form for the EGM to be held on March 25, 2019
9.	Summary of Principal Decisions of the 754th Meeting of the Board of Directors Dated March 21, 2019
10.	Material Announcement Dated March 21, 2019: Signature of Contract for Acquisition of an Equity Interest in Renova and Public Offer to Acquire Shares
11.	Material Announcement Dated March 21, 2019: Renova’s Board of Directors deliberated to accept AES offer for Alto Sertão III wind complex
12.	Summary of Principal Decisions of the 755th Meeting of the Board of Directors Dated March 21, 2019
13.	Summary of Principal Decisions of the 757th Meeting of the Board of Directors Dated March 28, 2019
14.	Earnings Release 4Q2018: Publication of Results Dated April 3, 2019

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Jr.
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: April 9, 2019

1. MATERIAL ANNOUNCEMENT DATED FEBRUARY 8, 2019: CHANGES TO EXECUTIVE BOARD: APPOINTMENT OF MR. CLEDORVINO BELINI AS CEO OF CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Changes to Executive Board: Cledorvino Belini is CEO

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today the Board of Directors of Cemig made the following changes to the Executive Board:

1)	Appointment of Mr. Cledorvino Belini as Chief Executive Officer of the Company,

– also to hold, on an interim basis, the posts of:

   Deputy CEO; Chief Counsel; and Chief Officer for Human Relations.

Mr. Belini has a degree in business management from Universidade Mackenzie, with post-graduate master’s degree studies in finance at USP, and MBA from FDC/Insead.

In 44 years with Fiat, he served as its CEO in Brazil and Latin America for 11 years (2004-2015). He joined Fiat Group’s Executive Council (GEC), its highest worldwide governance body, in 2009.

From 2010 to 2013 he was president of Anfavea, the Brazilian Vehicle Manufacturers’ Association.

Since October 2017 he has been an Independent Member of the Board of Directors of the JBS group.

2)	The following Executive Officers remain in their posts:

(a)	Mr. Daniel Faria Costa: Chief Officer for Management of Holdings;

(b)	Mr. Dimas Costa: Chief Trading Officer;

(c)	Mr. Maurício Fernandes Leonardo Júnior: Chief Finance and Investor Relations Officer, also serving on an interim basis as Chief Officer for Institutional Relations and Communication.

(d)	Mr. Ronaldo Gomes de Abreu: Chief Distribution and Sales Officer, also serving on an interim basis as Chief Corporate Management Officer, and Chief Generation and Transmission Officer.

Belo Horizonte, February 8, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF PRINCIPAL DECISIONS OF THE 752ND MEETING OF THE BOARD OF DIRECTORS DATED FEBRUARY 8, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First meeting of February 8, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 752nd meeting, held on February 8, 2019, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Changes in composition of the Executive Board.

2.	Authorization to call an Extraordinary General Meeting of Stockholders, on a date yet to be set, to make changes to the Board of Directors, and decide on a proposal to change the by-laws.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 752ND MEETING OF THE BOARD OF DIRECTORS DATED FEBRUARY 8, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

752ND MEETING

I	Date, time and place: February 8, 2019, at 8.30 a.m., at Avenida Barbacena 1219,

                                      Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil.

II	The following board members were present:

Adézio de Almeida Lima,	Marco Antônio Soares da Cunha Castello Branco
José Pais Rangel,	Marco Aurélio Crocco Afonso,
Luiz Guilherme Piva,	Patrícia Gracindo Marques de Assis Bentes,
Márcio José Peres,	Marcelo Gasparino da Silva
Geber Soares de Oliveira,	Cristian Regis Duarte Silva,
and Alcione Maria Martins Comonian.

All these members stated they had no conflict of interest with the matters on the agenda of this meeting.

III	Meeting committee:

Mr. Adézio de Almeida Lima acted as chair of the meeting, in accordance with the by-laws, and after verifying that there was a quorum, invited Virginia Kirchmeyer Vieira to be secretary of the meeting.

IV	Initial decisions:

1)	Dismissal of CEO

The Board approved unanimously, save for the abstention of the board member Márcio José Peres, that Mr. Bernardo Afonso Salomão de Alvarenga should no longer be Chief Executive Officer.

2)	Election of CEO

The Board unanimously approved the election, as Chief Executive Officer of Cemig, of:

Mr. Cledorvino Belini	– Brazilian, married, company manager, domiciled in Nova Lima, MG, at Avenida Alpina 16, Condomínio Vila Alpina, CEP 34007-294, CI MG6539933-PCMG and CPF 116050068-15,

to serve the current period of office of two years, that is to say until the first meeting of the Board of Directors after the Annual General Meeting to be held in 2020.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	Other decisions:

1)	Convocation of Extraordinary General Meeting of Stockholders:

The board unanimously authorized the calling of an Extraordinary General Meeting of Stockholders, on a date to be set, to make changes to the Board of Directors and decide on a proposal for changes to the by-laws.

2)	Votes to dismiss Executive Officers:

The Board unanimously approved dismissal of the following from their posts:

(a) Luiz Humberto Fernandes	(Deputy CEO);
(b) Neila Maria Barreto Leal	(Chief Counsel);
(c) Maura Galuppo Botelho Martins	(Chief Officer for Human Relations);
(d) José de Araújo Lins Neto	(Chief Corporate Management Officer);
(e) Thiago de Azevedo Camargo	(Chief Officer for Institutional Relations and Communication);
(f) Franklin Moreira Gonçalves	(Chief Generation and Transmission Officer).

3)	Appointment of Interim Executive Officers:

The Board unanimously approved election of the following Executive Officers to serve on an interim basis in the following posts, to complete the current period of office of two years, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2020:

(a)	To serve on an interim basis as:

Interim Deputy CEO, Interim Chief Counsel, and Interim Chief Officer for Human Relations:

The Chief Executive Officer, Mr. Cledorvino Belini – (details above).

(b)	To serve on an interim basis as:

Interim Chief Institutional Relations and Communication Officer:

The Chief Finance and Investor Relations Officer, Mr. Maurício Fernandes Leonardo Júnior

– Brazilian, married, graduate in literature, domiciled in Belo Horizonte, MG, at Av. Barbacena 1200, 21st floor, B2 Wing, Santo Agostinho, CEP 30190-131, bearer of Identity Card 3801178-2-SSPPR and CPF 558882599-34,

(c)	To serve on an interim basis as:

Interim Chief Corporate Management Officer and Chief Generation and Transmission Officer:

The Chief Distribution and Sales Officer, Mr. Ronaldo Gomes de Abreu

– Brazilian, married, company manager, domiciled in Belo Horizonte, MG, at Av. Barbacena 1200, 18th floor, B1 Wing, Santo Agostinho, CEP 30190-131, bearer of Identity Card MG-2868468-PCMG and CPF 563307236-72.

The elected Chief Officers made the prior statements required by law.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Executive Board is now as follows:

Cledorvino Belini:	Chief Executive Officer; Interim Deputy Chief Executive Officer; Interim Chief Counsel; and Interim Chief Officer for Human Relations.
Daniel Faria Costa:	Chief Officer for Management of Holdings.
Dimas Costa:	Chief Trading Officer.
Maurício Fernandes Leonardo Júnior:	Chief Finance and Investor Relations Officer; and Interim Chief Officer for Institutional Relations and Communication.
Ronaldo Gomes de Abreu:	Chief Distribution and Sales Officer; Interim Chief Corporate Management Officer; Interim Chief Generation and Transmission Officer.

( Signed by: ) Virginia Kirchmeyer Vieira.

Registered at:

Commercial Board of Minas Gerais State.

I certify registry, under Nº 7216374 on March 8, 2019.

Filing receipt number: 191001228.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF PRINCIPAL DECISIONS OF THE 753RD MEETING OF THE BOARD OF DIRECTORS DATED FEBRUARY 8, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of February 8, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 753rd meeting, held on February 8, 2019, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Policy on Dividend Distribution and Indebtedness.

2.	Policy on Management of People.

3.	2019 program for variable remuneration of the members of the Executive Board of Cemig.

4.	Annual Internal Audit Plan.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 23, 2019: CONVOCATION AND PROPOSAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on March 23, 2019 at 11 a.m., at Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

1)	Changes to the by-laws.

2)	Changes to the Board of Directors; election of new members.

3)

Approval and authorization of signature of the Protocol of Absorption and Justification, with RME – Rio Minas Energia Participações S.A., to specify the terms and conditions that will govern the absorption of RME by Cemig; authorization for absorption of RME by Cemig, and, subsequently, the consequent extinction of the absorbed company; and ratification of the appointment of three experts for valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of RME and approval of the Opinion on Valuation of the Stockholders’ equity of RME, carried out in accordance with Law 6404/1976.

4)

Approval, and authorization of signature, of the Protocol of Absorption and Justification, with Luce Empreendimentos e Participações S.A. (Lepsa), setting out the terms and conditions to govern the absorption of Lepsa by Cemig, authorization for absorption of Lepsa by Cemig, and, subsequently, the consequent extinction of the absorbed company; and ratification of the appointment of three experts for valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Lepsa and approval of the Opinion on Valuation of the Stockholders’ equity of Lepsa, carried out in accordance with Law 6404/1976.

Under Article 3 of CVM Instruction 165/1991, as amended by CVM Instruction 282/1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by March 21, 2019, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, February 22, 2019.

Adézio de Almeida Lima

Chair of the Board of Directors

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS,

ON A DATE YET TO BE DECIDED.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig –

WHEREAS a redesign of the organizational structure of the Company is appropriate and timely, to improve its governance and operational efficiency, to optimize the use of best market practices, and to facilitate taking of decisions;

proposes to you approval of the following changes to the Company’s by-laws:

1.	Change Article 2, to change the address of the head office.

2.

Make changes to the head paragraph of Article 13, and delete its §1, re-numbering the subsequent paragraphs, to extinguish the position of Vice-chair of the Board of Directors, and the position of Substitute Member of the Board of Directors.

3.	Adapt the drafting of the head paragraph and §1 of Clause 15, to reflect extinction of the post Vice-Chair and the post of Substitute Member of the Board Directors.

4.	Adapt the drafting of the head paragraph of Clause 17, to reflect extinction of the post Vice-Chair of the Board of Directors.

5.

Modify sub-clause ‘o’ of Clause 18, to include in the functions of the Board of Directors appointment to positions on the Board of Directors, Audit Boards and Executive Boards of wholly-owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, maintaining the exception for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

6.	Modify Clause 19 to reduce the number of Executive Officers (members of the Executive Board) from eleven to ten.

7.	Adapt the drafting of the head paragraph of Clause 20, due to the extinction of the post of Vice-Chair.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	Modify sub-clause ‘i’ of Sub-item ‘I’ of Clause 23, adjusting the drafting on the duties of the Chief Executive Officer.

9.

Remove Sub-item ‘II” of Clause 23, and consequently re-number the other Sub-items of that Clause, to extinguish the functions of the Deputy CEO, with extinction of the related Chief Officer’s Department.

10.	Change § 1 of Clause 24 to increase the number of members of the Audit Committee from three to four.

11.	Change § 3 of Clause 24, to exclude the expression relating to the bi-monthly frequency of the meetings of the Audit Committee.

Appendix I of this Proposal gives a comparative table showing these proposed changes to the by-laws; Appendix II gives the by-laws in their entirety, showing tracked changes.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, February 8, 2019.

Adézio de Almeida Lima	Marco Antônio Soares da C. Castello Branco
José Pais Rangel	Luiz Guilherme Piva
Marcelo Gasparino da Silva	Marco Aurélio Crocco Afonso
Patrícia Gracindo Marques de Assis Bentes	Márcio José Peres
Geber Soares de Oliveira

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS,

ON A DATE YET TO BE DECIDED.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig proposes to you:

a)

Ratification, in accordance with Article 8 of Law 6404/1976, of the appointment of the three expert witness analysts, Flávio de Almeida Araújo, CRC/MG 86.861, Leonardo Felipe Mesquita, CRC/MG 85.260, and Leonardo George de Magalhães, CRC/MG 53.140, to provide a valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Luce Empreendimentos e Participações S. A. – Lepsa; and approval of the Opinion on Valuation of the Stockholders’ equity of Lepsa, carried out in accordance with Law 6404/1976. Also: approval, and authorization of signature, with Lepsa, of the Protocol of Absorption and Justification, setting out the terms and conditions to govern the absorption of Lepsa by Cemig in accordance with Articles 224 and 225 of Law 6404/1976; and, also, authorization for absorption of Lepsa by Cemig, and, subsequently, the consequent extinction of the absorbed company.

b)

Ratification, in accordance with Article 8 of Law 6404/1976, of the appointment of the three expert witness analysts, Flávio de Almeida Araújo, CRC/MG 86.861, Leonardo Felipe Mesquita, CRC/MG 85.260, and Leonardo George de Magalhães, CRC/MG 53.140, to provide a valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of RME – Rio Minas Energia Participações S.A.; and approval of the Opinion on Valuation of the Stockholders’ equity of RME, carried out in accordance with Law 6404/1976. Also: approval, and authorization of signature with RME of, the Protocol of Absorption and Justification, to specify the terms and conditions that will govern the absorption of RME by Cemig; in accordance with Articles 224 and 225 of Law 6404/1976; and, also, authorization for absorption of RME by Cemig, and, subsequently, the consequent extinction of the absorbed company.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, December 14, 2018.

Adézio de Almeida Lima	Marcelo Gasparino da Silva
Marco Antônio Soares da Cunha Castello Branco	Márcio José Peres
Bernardo Afonso Salomão de Alvarenga	Marco Aurélio Crocco Afonso
José Pais Rangel	Patrícia Gracindo Marques de Assis Bentes
Luiz Guilherme Piva

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

MARCH 25, 2019 AT 11 A.M.

Changes to the Board of Directors; election of new members.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INDEX OF APPENDICES

Appendix No.

I	Comparison table showing proposed changes in by-laws (CVM Instruction 481/09, Article 11)

II	Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects (CVM Instruction 481/09, Article 11)

III	Valuation Opinion on Rio Minas Energia Participações S.A. – RME

IV	Protocol and Justification of Absorption of RME

V	Valuation Opinion of Luce Empreendimentos e Participações S. A.—Lepsa

VI	Protocol and Justification of Absorption of Lepsa

VII	Opinion of the Audit Board – Proposal by the Board of Directors – Valuation of RME

VIII	Opinion of the Audit Board – Proposal by the Board of Directors – Valuation of Lepsa

IX	Election of the Board of Directors: Information on the candidates nominated by the controlling stockholder (CVM Instruction 481/09 Article 10) – Items 12.5 to 12.10 of the Reference Form

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix I

Comparison table showing proposed changes in by-laws

(CVM Instruction 481/09, Article 11)

Clause 2 The Company shall have its head office and management at Av. Barbacena 1219, Bairro Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais State, Brazil, and may open offices, representations and any other establishments in or outside Brazil, on authorization by the Executive Board.

Clause 2 The Company shall have its head office and management in Belo Horizonte, capital city of the State of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.	The proposal is for return to the drafting adopted prior to the last previous change in the by-laws, made by the EGM of June 11, 2018.

Clause 13 The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One shall be the Chair, and another shall be the Vice-Chair.

§1 The substitute members shall substitute the respective members of the Board if the latter absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

Clause 13 The Board of Directors of the Company comprises 9 (nine) members, of which one shall be the Chair.	Abolition of the positions of Substitute member, and Vice-Chair of the Board of Directors, to improve governance and operational efficiencies; exclusion of §1 to reflection the abolition of substitute members; and re-numbering of the subsequent paragraph.

Clause 15 – The Board of Directors shall meet ordinarily, in accordance with its Internal regulations, at least once a month, to analyze the results of the Company and its wholly-owned and other subsidiaries and affiliated companies, and to decide on other matters included on the agenda. It shall also meet extraordinarily, on convocation by its Chair, or by its Vice-Chair, or by one-third of its members, or when requested by the Executive Board.”

§1 Meetings of the Board of Directors shall be called by its Chair or Vice-Chair, with at least 10 (ten) days’ prior notice in writing or by email, containing the agenda. Convocation is not necessary when all the members of the Board of Directors, or their substitute members, are present. The Chair may call meetings of the Board of Directors on the basis of urgency without their being subject to this period of notice, provided that the other members of the Board are advised of the convocation

Clause 15 – The Board of Directors shall meet ordinarily, in accordance with its Internal Regulations, at least once a month, to analyze the results of the Company and its wholly-owned and other subsidiaries and affiliated companies, and to decide on other matters included on the agenda. It shall also meet extraordinarily, on convocation by its Chair, or by one-third of its members, or when requested by the Executive Board.

§1 Meetings of the Board of Directors shall be called by its Chair, with at least 10 (ten) days’ prior notice in writing or by email, containing the agenda. Convocation is not necessary when all the members of the Board of Directors, or their substitute members, are present. The Chair may call meetings of the Board of Directors on the basis of urgency without their being subject to this period of notice, provided that the other members of the Board are advised of the convocation.

Adaptation of the drafting of the head paragraph and of §1, due to abolition of the substitute members and of the Vice-Chair of the Board of Directors.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 17 – The Chairman and Vice-Chairman of the Board of Directors shall be chosen by the members of that Board, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

	Clause 17 The Chair of the Board of Directors shall be chosen by the members of the Board, at the first meeting of Board of Directors held after the election of its members.	Adaptation of the drafting of the head paragraph, due to abolition of the post Vice-Chair of the Board of Directors.

Clause 18 – The following are functions of the Board of Directors:

(...);

o) to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting has the competency for decision on these matters;

Clause 18 – The following are functions of the Board of Directors:

(...)

to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters.

Improvement of the drafting of the duties of the Board of Directors, to improve governance and operational efficiency.

Clause 19 The Executive Board comprises eleven Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted.

Clause 19 The Executive Board comprises eleven Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted.

Reduction of the number of Executive Officers’ Departments from 11 to 10, with a view to operational efficiency.
Clause 20 In the event of absence, leave, vacancy, impediment or resignation of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer.	Clause 20 In the event of absence, leave, vacancy, impediment or resignation of the Chief Executive Officer, this post shall be exercised by another Executive Officer to be designated.	Adaptation of the drafting of the head paragraph, due to the abolition of the post of Deputy CEO.

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Clause 23 Subject to the provisions in the preceding Clauses and good corporate governance practices, it shall be the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Stockholders and of the Board of Directors, the Internal Regulations and the decisions of the Executive Board, and cause others to comply with them. The duties of the members of the Executive Board, among others, are as follows:

I – Duties of the Chief Executive Officer:

(...);

i) to propose the nominations for positions of management and on the Audit Boards of the wholly-owned and other subsidiaries, the affiliated companies and the consortia of which the Company is a part, and on the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.

II – Duties of the Deputy Chief Executive Officer:

To assist the CEO in the exercise of his/her functions and substitute him/her in the event of absence, leave, the position being vacant or impeded, or resignation.

Clause 23 Subject to the provisions in the preceding Clauses and good corporate governance practices, it shall be the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Stockholders and of the Board of Directors, the Internal Regulations and the decisions of the Executive Board, and cause others to comply with them. The duties of the members of the Executive Board, among others, are as follows:

I – Duties of the Chief Executive Officer:

(...)

i) to propose, to the Board of Directors, the nominations for positions on the Executive Boards, Boards of Directors and Audit Boards of the wholly-owned and other subsidiaries, the affiliated companies and the consortia of which the Company is a part, and on the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.

Improvement of the drafting of the duties of the CEO, and abolition of the post of Deputy CEO, with a view to improvement of governance and operational efficiency.

Clause 24 The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1 The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.

(...);

§3 The minutes of the meetings of the Audit Committee, which shall be held every two months, must be disclosed, except when the Board of Directors considers that disclosure might put legitimate interest at risk, and in this case only its summary shall be disclosed.

Clause 24 The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1 The Audit Committee shall have four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.

(...)

§3 The minutes of the meetings of the Audit Committee shall be disclosed, except when the Board of Directors considers that disclosure might put legitimate interest at risk, and in this case only its summary shall be disclosed.

§1 Alteration of the number of members of the Audit Board, from 3 to 4. §2 Removal of the text specifying frequency of the meetings, to permit greater flexibility.

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Appendix II

Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects (CVM Instruction 481/09, Article 11)

The changes to the by-laws

Justifications:

It is considered to be appropriate and timely that there should be an organizational redesign of the Company, to improve governance and operational efficiency, so as to optimize best market practices and facilitate speed in taking of decisions.

Economic effects:

Reduction of the amount spent on remuneration and other expenses, with the abolition of the positions of Substitute Member of the Board of Directors, and abolition of the post of Deputy CEO; and increase of the amount spent on remuneration paid, with the increase in the number of the members of the Audit Committee from three to four.

Legal effects:

None.

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Appendix III – Valuation Opinion on Rio Minas Energia Participações S.A. – RME

VALUATION OPINION

ON

THE EQUITY OF

RIO MINAS ENERGIA PARTICIPAÇÕES S.A.

FOR THE PURPOSES OF ABSORPTION

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Belo Horizonte, December 4, 2018.

To the Management of

Companhia Energética de Minas Gerais – Cemig

Av. Barbacena 1219 – 22nd Floor

Belo Horizonte, Minas Gerais

In accordance with Paragraphs 1 and 6 of Clause 8 of Law 6404/76, the Management of Companhia Energética de Minas Gerais – Cemig (‘Cemig’) appointed three expert valuers to prepare the valuation opinion on the Stockholders’ equity of Rio Minas Energia Participações S.A.– RME (‘RME’ or ‘the Company’), detailed in the attachment to this document, at book value. This appointment will be ratified in an Extraordinary General Meeting of Stockholders of Cemig.

1. DATA ON THE TECHNICAL PERSONS RESPONSIBLE

The accountants named below were appointed expert valuers to value the Stockholders’ equity of RME, and to prepare this present Opinion on valuation in accordance with accounting practices adopted in Brazil, as defined in Item 7 of Accounting Pronouncement NBC TG 26 – Presentation of financial statements:

•	Flávio de Almeida Araújo, Accountant, member of the Regional Accounting Council of Minas Gerais State (CRC/MG) with number CRC/MG 86.861;

•	Leonardo Felipe Mesquita Accountant, member of the Regional Accounting Council of Minas Gerais State (CRC/MG) with number CRC/MG 85.260;

•	Leonardo George de Magalhães, Accountant, CRC/MG Nº. 53.140.

In compliance with the requirements of CVM Instruction 319/99, as amended, the expert accountants warrant that:

(a)	they have no direct or indirect interest in the Company or in its operations;

(b)

they found no limitations imposed by the controlling stockholders or managers such as might hinder or might have compromised access to, use or knowledge of information, goods and assets, documents or work methodologies relevant for issuance of their conclusions.

The expert accounting work was carried out in accordance with NBC T 13, and comprised: (a) planning of the work; (b) application of the procedures judged to be necessary in the circumstances; (c) issuance of the expert accounting witness valuation of the Stockholders’ equity to be absorbed.

2.	GENERAL INFORMATION ON THE COMPANY BEING VALUED, SUBJECT OF THE ABSORPTION

Rio Minas Energia Participações S.A., a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A. – Cemig, was constituted on March 23, 2006, as an unlisted corporation, its objects being: direct or indirect holding of equity interests in companies that operate in the power industry.

RME is a direct investor in Light S.A., and holds 22,226,150 common shares, representing 10.90% of the share capital of the investee.

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3.	PURPOSE OF THE VALUATION, AND BASE DATE

The purpose of the valuation of the net equity of RME, at book value, on the base date of October 31, 2018, is absorption of its total net assets and liabilities by its parent company Cemig, in accordance with Articles 226 and 227 of Law 6404/76.

4.	SCOPE OF THE WORK

To ensure accuracy of the accounting values of the asset and liability elements that comprised the balance sheet of RME on October 30, 2018, we adopted the following procedures:

➢	Reading of the Financial Statements at December 31, 2017;

➢

Reading of the Report on the Financial Statements by the Independent Auditors Ernst & Young Auditores Independentes, issued on May 29, 2018, without qualification in relation to the Balance Sheet at December 31, 2017.

➢	Analytical review of the movement of balances of assets and liabilities in the period January 1, 2018 to October 31, 2018.

On October 31, 2018 the accounting records of RME were in compliance with the pertinent legal formalities and are written in accordance with accounting practices adopted in Brazil.

The experts used historic information and data audited by third parties and data supplied by the management of RME, by email. This being so, we assume that the data and information obtained for this Opinion is true.

This Opinion was prepared for use solely and exclusively by Cemig, for the objective mentioned in Item 3.

5.	PRESENTATION OF THE BALANCE SHEET

The Balance Sheet at October 31, 2018 was prepared in accordance with accounting practices adopted in Brazil. The expert accountants found that the assets and liabilities of RME were properly accounted for.

6.	COMPOSITION OF NET ASSETS AND LIABILITIES

6.1.	Accounting Valuation and base date:

The components of net equity of RME at October 31, 2018 are represented, in summary form, by the following account lines:

ASSETS	In Reais (R$)
Current and non-current assets	440,816,720.36
LIABILITIES
Current and non-current liabilities	1,658,961.94
TOTAL STOCKHOLDERS’ EQUITY	439,157,758.42

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6.2.	Net Equity at Market Price

Although Cemig is a listed company, valuation at market price or any other economic-financial valuation technique is not justified, as specified by Article 264 of Law 6404/76, since this is a case of absorption of a wholly-owned subsidiary company, and there is no determination of an exchange ratio that could be the object of comparison and/or right to withdraw. Thus, there will be no change in the net equity of Cemig, no issuance of new shares, for which reason valuation at market price is not applicable.

6.3.	Treatment of subsequent variations in the value of equity

Under Article 224, Sub-item III of Law 6404/76, the variations in equity that take place between the base date of this Opinion and the date of absorption of RME will be appropriated directly by Cemig, and at the time of the actual absorption, the balances of existing account lines in the analytical interim balance sheet of RME will be incorporated, line by line, by Cemig.

7.	CONCLUSION

As a result of the procedures and the analyses carried out, we have concluded that the amount of the Stockholders’ equity of RME on October 31, 2018 is R$ 439,157,758.42 (four hundred thirty nine million, one hundred fifty seven thousand seven hundred fifty eight Reais and forty two centavos).

Expert Accountant: Flávio de Almeida Araújo

Expert Accountant: Leonardo Felipe Mesquita

Expert Accountant: Leonardo George de Magalhães

ATTACHMENT I—BALANCE SHEET AT OCTOBER 31, 2018 IN R$

ASSETS		LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT	3,983,235.23	CURRENT	1,658,961.94
NON-CURRENT	436,833,485.13	STOCKHOLDERS’ EQUITY	439,157,758.42
TOTAL ASSETS	440,816,720.36	TOTAL LIABILITIES AND EQUITY	440,816,720.36

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Appendix IV – Protocol and Justification of Absorption of RME

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION

OF

ABSORPTION OF

RME – RIO MINAS ENERGIA PARTICIPAÇÕES S.A.

BY

COMPANHIA ENERGÉTICA DE MINAS GERAIS

Entered into between

RIO MINAS ENERGIA PARTICIPAÇÕES S.A.

‘the Absorbed Company’,

and

COMPANHIA ENERGÉTICA DE MINAS GERAIS

‘the Absorbing Company’

BELO HORIZONTE, DECEMBER 2018.

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PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF ABSORPTION OF RME – RIO MINAS ENERGIA PARTICIPAÇÕES S.A. BY COMPANHIA ENERGÉTICA DE MINAS GERAIS

By this private instrument and for the full purposes of law,

(a)

RME—RIO MINAS ENERGIA PARTICIPAÇÕES S.A., a corporation registered with the CNPJ/MF under Nº 07.925.628/0001-47, with head office in the city of Belo Horizonte, Minas Gerais State, at Avenida Barbacena 1200, 19th floor, B1 Wing, Room 3, CEP 30190-924, with its Articles of Association filed with JUCEMG under NIRE 3130010604-7, herein represented in accordance with its by-laws (herein referred to simply as ‘RME’ or ‘the Absorbed Company’); and

(b)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, constituted on May 22, 1952 as a private-public-stockholding corporation, registered in the CNPJ/MF under Nº 17.155.730/0001-64, with head office in the city of Belo Horizonte, Minas Gerais State, at Avenida Barbacena 1219, CEP 30190-131, with its Articles of Association registered at JUCEMG under NIRE 3130004012.7, herein represented in accordance with its by-laws, (and hereinafter referred to simply as ‘Cemig’ or ‘the Absorbing Company’)

(respectively ‘the Absorbed Company’ and ‘the Absorbing Company’, and when jointly, ‘Parties’ – individually, ‘Party’).

PREAMBLE

WHEREAS:

RME is an unlisted company whose objects are: investment in the share capital of other companies, consortia and undertakings operating in the power industry or related activities;

Cemig, constituted on May 22, 1952, is a public-private-capital company, of which the objects are: to build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

Cemig owns 682,710,704 (six hundred eighty two million seven hundred ten thousand seven hundred four) common shares and 682,710,702 (six hundred eighty two million seven hundred ten thousand seven hundred two) preferred shares, all nominal and without par value, in the Absorbed Company, representing 100% (one hundred per cent) of its share capital.

Subject to the terms and conditions herein Cemig intends to absorb RME and RME intends to be absorbed by Cemig;

the managements of the Absorbing Company and the Absorbed Company believe that the absorption of RME by Cemig will be beneficial for the companies involved, because it will permit rationalization and simplification of the stockholding structure, and will result in a reduction of operational costs and expenses of the Company;

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The parties now resolve to sign, in accordance with the terms of Articles 224, 225, 226 and 227 of Law 6404 of December 15, 1976 as amended (‘the Corporate Law’), this present Instrument of Protocol and Justification of Absorption of RME – Rio Minas Energia Participações S.A. by Companhia Energética de Minas Gerais, which, subject to the terms and conditions below, will be submitted for consideration to the respective Extraordinary General Meetings of the Absorbing Company and the Absorbed Company (‘the Protocol and Justification’)

CLAUSE 1

INTERPRETATION AND DEFINITIONS

1.1.	Interpretation. Herein, unless otherwise required by the context:

(a)	The titles and headings shall be merely for reference and shall not limit or affect the meaning attributed to the Clause to which they refer.

(b)	The terms ‘inclusive’, ‘including’ and other similar terms shall be interpreted as if they were accompanied by the term ‘for example’.

(c)

Whenever required by the context, the definitions contained in this Protocol and Justification shall apply both in the singular and the plural and the masculine shall include the feminine, and vice versa.

(d)	References to any document or any other instrument shall include all of their alterations, replacements, consolidations and respective complementary components, unless otherwise expressly stated.

(e)

References to provisions of law shall be interpreted as references to the provisions respectively amended, extended, consolidated or reformulated on the date of signature of this Protocol and Justification.

1.2.	Definitions: The terms indicated in capitals contained in this Protocol and Justification shall have the meanings attributed to them in this instrument.

OBJECTIVE

2.1

Transaction: The object of this Protocol and Justification is to state the justifications, terms, clauses and conditions of absorption of RME by Cemig, in such a way that RME shall be extinguished and Cemig shall continue to exist and shall be the successor of the Absorbed Company, entirely, in relation to all its assets, rights, claims, options, powers, immunities, actions, exceptions, duties, debts, obligations, subjections, liens or similar charges and responsibilities/liabilities of the Absorbed Company, in accordance with Article 227 of the Corporate Law (‘the Absorption’ or ‘the Transaction’).

2.1

Effects of the Transaction. Through the transaction, since the Absorbing Company is holder of 100% of the share capital of the Absorbed Company, there will be no replacement of shares of the Absorbed Company by shares of the Absorbing Company. With the extinction of the shares in the Absorbed Company, the value of the investment recorded in the assets of the Absorbing Company will be replaced by the equity value of the Stockholders’ Equity of the Absorbed Company, as per the valuation opinion.

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CLAUSE 3

JUSTIFICATION, REASONS AND PURPOSES OF THE TRANSACTION AND BENEFITS

3.1

Reasons and Purposes of the Transaction. The Transaction is part of the reorganization of the business of the Parties, aligned to the strategy of Cemig in rationalizing its stockholding structure, making possible increase in operational efficiency and profitability, with a view to gains of administrative, economic and financial benefits for the Parties in the form described in Clause 3.2 below.

3.2

Interest of the Stockholders in the Transaction and Benefits for the Parties. The Transaction will bring considerable benefits to the Parties, of an administrative, economic and financial nature, as follows:

(i)	Rationalization and simplification of the stockholding structure and, consequently, reduction of combined operational costs and expenses.

(ii)

Better use of the resources/funds of the companies involved, bringing considerable benefits to the companies of an administrative and economic nature, without affecting the good course of the companies’ business.

CLAUSE 4

SHARE CAPITAL OF THE PARTIES BEFORE THE TRANSACTION

4.1

Composition of the Share Capital of the Absorbed Company before the transaction. The share capital of RME, on today’s date, is R$ 403,039,758.54 (four hundred three million thirty nine thousand seven hundred fifty eight Reais and fifty four centavos), represented by: a) 682,710,704 (six hundred eighty two million seven hundred ten thousand seven hundred four) common shares; and b) 682,710,702 (six hundred eighty two million seven hundred ten thousand seven hundred two) preferred shares, all nominal and without par value, all owned by Cemig, a mixed public-private-stockholding corporation, registered in the CNPJ/MF under Nº 17155.730/0001-64, with head office in the city of Belo Horizonte, Minas Gerais State, at Avenida Barbacena 1219, CEP 30190-131, as stated in the nominal share registry book of RME.

4.2.

Composition of the Share Capital of the Absorbing Company. The share capital of Cemig, on today’s date, is R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand five Reais) represented by a) 487,614,213 (four hundred eighty seven million six hundred fourteen thousand two hundred thirteen), common shares, each with nominal value of R$ 5.00; and b) 971,138,380 (nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight) nominal preferred shares each with nominal value of R$ 5.00, as stated in the Nominal Share Registry Book of Cemig.

CLAUSE 5

SHARE CAPITAL OF THE PARTIES AFTER THE TRANSACTION

5.1

Extinction of the Absorbed Company. As a result of the Transaction, RME will be absorbed by Cemig and extinguished for all purposes of law, such that the shares issued by RME, held in their totality by Cemig, will be cancelled as part of the Transaction.

5.2	Composition of the Share Capital of the Absorbing Company. There will be no change in the Share Capital of the Absorbing Company, as informed in CLAUSE 9 below.

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CLAUSE 6

MODIFICATION OF EQUITY AND OTHER RIGHTS

6.1	Equity and other rights of the shares in the Absorbed Company. There will be no issuance of shares in the Absorbed Company resulting from the Transaction.

6.2	Alterations to equity and other rights of the shares in the Absorbing Company. There will be no issuance of shares in the Absorbing Company resulting from the Transaction.

CLAUSE 7

RIGHT TO WITHDRAW AND RECONSIDERATION OF THE TRANSACTION.

7.1

Right to Withdraw of the Stockholders of the Absorbed Company. Since Cemig is the sole stockholder of RME, approval of the Absorption at the Extraordinary General Meeting of RME will depend on the vote in favor by its sole stockholder. Thus there will be no dissident stockholder in the decision of the Extraordinary General Meeting of RME, in the terms of Article 137 and Article 230 of the Corporate Law. In relation to the Absorbing Company, there is no provision of law or the by-laws that confers the right to withdraw on any dissenting party.

7.2

Reconsideration of the Transaction. Since there will be no exercise of the right to withdraw of stockholders of the Absorbed Company, there will be no possibility of reconsideration of the Transaction due to risk to the financial stability of the Parties, as referred to by Article 137, § 3 of the Corporate Law.

CLAUSE 8

TREATMENT OF SHARES OF ONE COMPANY OWNED BY ANOTHER

8.1

Treatment of the shares of the Absorbing Company owned by the Absorbed Company. The totality of the common and preferred shares, nominal without par value, issued by RME will be attributed to Cemig, as sole stockholder of RME, under CLAUSE 9 below.

CLAUSE 9

INCREASE IN THE SHARE CAPITAL OF THE ABSORBING COMPANY

9.1

Increase in the share capital of Absorbing Company. The Absorption will not result in alteration in the net equity of the Absorbing Company, since the net equity value of the Absorbed Company is already reflected in its entirety in the Stockholders’ equity of the Absorbing Company due to application of the Equity Method of accounting. Consequently there will be no increase in the share capital of the Absorbing Company, nor any issue of new shares.

9.2	Sole Stockholder. On the date of the Transaction, Cemig, sole stockholder of RME, will be the legitimate owner of the totality of the shares issued by RME.

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CLAUSE 10

EXCHANGE RATIO

10.1

Since this is a case of absorption of a wholly-owned subsidiary company by its parent company, and there are no other stockholders in the Absorbed Company, and since there will be no increase of capital of the Absorbing Company, it will not be necessary to consider parameters of exchange ratio, and there will be no additional information to be made available to the shareholders of the Absorbing Company.

10.1.1

The non-preparation of Opinions valuing the Stockholders’ equity of the Absorbed Company and the Absorbing Company at market price, for the purposes of comparison specified by Article 264 of the Corporate Law, will be the subject of consideration by the Extraordinary General Meeting of the Absorbing Company, and the non-adoption of the Valuation Opinion at market value has been duly justified in item 6 of the Valuation Opinion on the Equity of RME.

CLAUSE 11

ASSET AND LIABILITY ELEMENTS OF EQUITY

11.1

Assets and liability elements of equity. The entire assets and liabilities comprising the equity of RME will be passed to Cemig, in their entirety and without any discontinuation in time, based on their book value, ascertained in the balance sheet of the Absorbed Company raised on October 31, 2018.

CLAUSE 12

VALUATION

12.1

Expert Accountants. For preparation of the Valuation at book value of the Absorbed Company, as per Article 8 of Law 6404/1976, and in accordance with the terms of Articles 226 and 227 of that Law, the Parties have appointed ad referendum the stockholders, the expert accountants Flávio de Almeida Araújo, registered with the Minas Gerais State Regional Accounting Council under Nº CRC/MG 86.861, Leonardo Felipe Mesquita, Accountant, registered in the Minas Gerais State Regional Accounting Council under Nº CRC/MG 85.260 and Leonardo George de Magalhães, registered in the Minas Gerais State Regional Accounting Council under Nº CRC/MG 53.140 (‘the Expert Accountants’).

12.2

Ratification of the contracting and appointment of the Expert Accountants. The choice, contracting and appointment of the Expert Accountants for preparation of the Valuation Opinion on the equity of the Absorbed Party shall be ratified by the Absorbing Party, as sole stockholder of the Absorbed Party.

12.3

Statement by the Expert Accountants. In the terms of the legislation in force, the Expert Accountants warrant that: (i) they are not directly or indirectly owners of any security or derivative referenced to a security issued by the Absorbed Company or the Absorbing Company; (ii) they have no conflict of interests that reduce the independence necessary for performance of their function; and (iii) they have not been subject to any type of limitation, by the controllers or managers of the Parties, on the realization of the necessary work.

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12.4

Criteria of Valuation and Base Date. The criterion of valuation adopted was the book value of goods, rights and obligations reflected in the base balance sheet of the Absorbed Party, ascertained in accordance with the fundamental principles of accounting, considering, for the purpose, the balance sheet of the Absorbed Company dated October 30, 2018 (‘the Base Date’), and the related accounting, analytical and auxiliary books and records.

12.5

Valuation Opinion. The valuation opinion that presents the results of book value valuation of the Absorbed Company, in accordance with Articles 226 and 227 of the Corporate Law, now becomes an integral part of this present Protocol and Justification in the form of Appendix 12.5 (‘the Valuation Opinion’).

12.6

Value attributed. Having been previously informed of their nomination as valuers, ad referendum the stockholders of the Companies, the Expert Accountants determined, based on the balance sheet of October 31, 2018, that the book value of the Absorbed Company is R$ 439,157,758.42 (four hundred thirty nine million one hundred fifty seven thousand seven hundred fifty eight Reais and forty two centavos). After the adjustments described in Chapter 6 of the Valuation Opinion, there will be elimination of the investment of the Absorbing Company in the Absorbed Company.

12.7

Changes in Equity. The balances of the debtor and creditor accounts of RME will be passed to the books of account of Cemig, with the necessary adaptations being made. Considering that the Base Date of the Transaction does not coincide with the date of the corporate events to approve this present instrument, the equity variations of RME that take place between the Base Date and the date of actual realization of the Absorption shall be assumed and supported exclusively by the Absorbing Company, but any tax adjustments taking place in this interval of time shall be assumed by RME, in accordance with the legislation in effect.

CLAUSE 13

EXTINCTION OF THE ABSORBED COMPANY

13.1	Extinction of the Absorbed Company. With the Absorption taking place, RME will be extinguished for all purposes of law, without the need for the procedure of liquidation.

CLAUSE 14

SUCCESSION OF THE ABSORBED COMPANY

14.1

Succession in Goods, Rights and Obligations. Cemig shall succeed RME, in entirety, and without any interruption of continuity, in all its goods, rights, claims, options, powers, immunities, shares, exceptions, duties, obligations, subjections, and liens or charges, and responsibilities/liabilities in the name of the Absorbed Company shall be absorbed by Cemig.

14.2

Registration and amendment of records in relation to Succession. In accordance with Article 234 of the Corporate Law, the certificate of the Absorption issued by the Public Registry of Mercantile Companies shall be the validating document for the registry of alteration of the record, in the competent public and private registries, of the universal succession by Cemig of all the goods, rights, claims, options, powers, immunities, actions, exceptions, duties, obligations, subjections, liens/charges and responsibilities/liabilities that are included in or related to the absorption of RME by Cemig.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CLAUSE 15

CORPORATE ACTS AND CHANGES IN THE BY-LAWS

15.1

Extraordinary General Meeting of Stockholders of the Absorbed Company. An Extraordinary General Meeting of Stockholders of RME shall be held to decide and approve, among other matters, the following: (i) the terms and conditions of this Protocol and Justification; (ii) the Transaction, on the terms and conditions of this present Protocol and Justification; and (iii) the authorization for the managers to carry out all the acts necessary for the Transaction to take place.

15.2

Extraordinary General Meeting of Stockholders of Absorbing Company. An Extraordinary General Meeting of Stockholders of Cemig shall be held to decide on and approve, among other matters, the following: (i) The terms and conditions of this Protocol and Justification; (ii) the non-preparation of the Valuation Opinion of the equity of RME and Cemig at market prices, for the purposes of Article 264 of the Corporate Law; (iii) ratification of the appointment of the Expert Accountants for preparation of the Valuation Opinion; (iv) the Valuation Opinion; (v) the Transaction, on the terms and conditions of this present Protocol and Justification; (vi) alteration of the by-laws of Cemig to take into account the increase in the share capital arising from the Absorption; and (viii) the authorization for the managers to carry out all the acts necessary for the Transaction to take place.

15.3	Alteration of the by-laws of the Absorbed Company. Since the Transaction will be carried out with the extinction of RME, there will be no change in the by-laws of RME.

15.4	Alteration of the by-laws of Absorbing Company. Since there will be no increase in the share capital of the Absorbing Company, there will be no change in the by-laws of Cemig.

15.5	Branch offices. The Transaction will not result in opening of branch offices of Cemig.

CLAUSE 16

GENERAL PROVISIONS

16.1

Execution of Acts. Once the Transaction is approved, the managers of RME and Cemig shall execute all the acts, registries and amendments to registries that are necessary to make the Transaction and the matters stated in this present Protocol and Justification perfectly regular, formal and effective.

16.2

Dependent transactions. This Protocol and Justification is entered into in the context of the stockholding reorganization of Cemig and RME, as stated in the preamble of this instrument. The events described in this Protocol and Justification, and the other related matters submitted to the stockholders of the Parties in the General Meetings of Stockholders that decide on this Protocol and Justification and the Absorption are reciprocally dependent legal transactions and it is the intention of the Parties that one such transaction shall not take effect without the other taking effect.

16.3

Capacity. Both Parties sign this Protocol and Justification and warrant that: (i) they are aware of the obligations arising from this instrument and of the legislation that governs this instrument; (ii) having consulted lawyers and due to their daily activities in the management of their respective companies, they have full comprehension of all the terms and conditions of this instrument; and (iii) they are not subject to any exceptional economic or financial need, and assume in their entirety the burdens and risks inherent to the Transaction.

16.4

Costs and expenses. Each Party shall bear its respective expenses, direct or indirect, arising from entering into this Protocol and Justification and from consummation of the Transaction, including without limitation expenses on publications, legal and financial advisors, registries and alterations to registries as necessary.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.5

Taxes. Each one of the Parties shall punctually pay all the taxes incident as a result of the Transaction and for which they are specified as taxpayer by the tax legislation. Additionally, both Parties authorize each other to retain and pay in the name of and on behalf of the other all the taxes for which the tax legislation determines payment at source, if necessary.

16.6

Approvals. This instrument of Protocol and Justification contains the conditions demanded by the Corporate Law for the proposal of absorption of RME by Cemig small be submitted to consideration and approval by the stockholders of the Parties.

16.7

Full Agreement. This instrument of Protocol and Justification constitutes the sole and full agreement between the Parties in relation to the Transaction, which constitutes its object, replacing and prevailing over any other documents signed prior to this date for all purposes.

16.8

Clauses to survive. If any clause, provision, terms or condition of this instrument of Protocol and Justification is considered invalid or unenforceable, the other clauses, provisions, terms and conditions not affected shall remain fully valid and in effect.

16.9

Waiver; non-exercise. Non-exercise, or delay in exercise, by either of the Parties, of the rights respectively conferred upon them under the terms of this Protocol and Justification shall not be interpreted as waiver in relation to such right. All and any waiver of the rights established in this Protocol and Justification shall only be valid when delivered in writing and signed by the waiving Party.

16.10	Amendments. This Protocol and Justification may be altered or amended only in writing, in a private instrument signed by all its signatories.

16.11	Assignment. Assignment of any of the rights or obligations agreed in this Protocol and Justification is prohibited without the prior express written consent of each of the Parties.

16.12

Appendices. This private instrument of Protocol and Justification contains one appendix, the numbering of which is attributed in accordance with the clause referring to that Appendix, and is an integral and inseparable part of this instrument.

16.13	Applicable law. This instrument of Protocol and Justification shall be governed, interpreted and applied in accordance with the legislation in effect in the Brazilian Federal Republic.

16.14

Jurisdiction. The Courts of the Legal District of Belo Horizonte, Minas Gerais State are hereby chosen to resolve any disputes arising from this Protocol and Justification, with waiver of any other, however privileged.

BEING THUS AGREED AND CONTRACTED, the Parties sign this present Protocol and Justification in three copies of equal content and form, in the presence of two witnesses identified below.

[Remainder of this page intentionally left blank. Signatures are on the next page.]

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

[This signature page is an integral part of the Private Instrument of Protocol and Justification of Absorption of RME-- Rio Minas Energia Participações S.A.—RME by Companhia Energética de Minas Gerais – Cemig, to be approved by Extraordinary Meetings of Stockholders of RME and Cemig].

Absorbed company:

RIO MINAS ENERGIA PARTICIPAÇÕES S.A. – RME
Name:	Name:
Position:	Position:

Absorbing Company:

COMPANHIA ENERGÉTICA DE MINAS GERAIS
Name:	Name:
Position:	Position:

Witnesses

1.		2.
	Name: RG: CPF/MF:		Name: RG: CPF/MF:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix V – Valuation Opinion on

Luce Empreendimentos e Participações S. A. – Lepsa

OPINION

VALUATION OF THE EQUITY OF

LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S. A.

FOR THE PURPOSES OF ABSORPTION

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Belo Horizonte, December 4, 2018.

To the Management of

Companhia Energética de Minas Gerais – Cemig

Av. Barbacena 1219 – 22nd Floor

Belo Horizonte, Minas Gerais

In accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/76, the Management of Companhia Energética de Minas Gerais – Cemig (‘Cemig’) appointed three accounting experts to prepare the Valuation Opinion on the equity of Luce Empreendimentos e Participações S. A. (‘Lepsa’ or ‘the Company’), detailed in the attachment to this document, at book value. This appointment will be ratified in an Extraordinary General Meeting of Stockholders of Cemig.

1.	DATA ON THE TECHNICAL PERSONS RESPONSIBLE

The accountants identified below were appointed as expert accountants to prepare the valuation of the Equity of Lepsa, and have prepared this present Valuation Opinion in accordance with accounting practices adopted in Brazil, as defined in Item 7 of Accounting Pronouncement NBC TG 26 – Presentation of financial statements:

•	Flávio de Almeida Araújo, Accountant, member of the Minas Gerais State Regional Accounting Council, registered under number CRC/MG 86.861;

•	Leonardo Felipe Mesquita, Accountant, a member of the CRC/MG, number CRC/MG 85.260;

•	Leonardo George de Magalhães, Accountant, CRC/MG number CRC/MG 53.140.

In compliance with the requirements of CVM Instruction 565/2015, as amended, the expert accountant warrants that: (a) they have no direct or indirect interest in the Company or in the operations carried out by it; and (b) they found no limitations imposed by the controlling stockholders or manager such as might hinder or might have compromised access to, use or knowledge of information, goods and assets, documents or work methodologies relevant for issuance of their conclusions.

The accounting inspection was carried out in accordance with NBC T 13, and comprised: (a) planning of the work; (b) application of procedures judged to be necessary in the circumstances; and (c) issuance of the expert opinion, namely the Valuation of the equity to be absorbed.

2.	GENERAL INFORMATION ON THE COMPANY BEING VALUED, SUBJECT OF THE ABSORPTION

Luce Empreendimentos e Participações S. A. is a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A. – Cemig, formed on December 17, 2009, as an unlisted corporation with shares, and its objects are direct or indirect stockholdings in companies operating in the power industry. Lepsa is a direct investor in Light S.A., holding 26,576,149 common shares, comprising 13.03% of the share capital of the investee.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	OBJECTIVE OF THE VALUATION, AND BASE DATE

The objective of the valuation of the net equity of Lepsa, at book value, on the base date of October 31, 2018, is absorption of its total net assets and liabilities by its parent company Cemig, in accordance with Articles 226 and 227 of Law 6404/76.

4.	SCOPE OF THE WORK

To ensure accuracy of the accounting values of the asset and liability elements that comprise the balance sheet of Lepsa on October 30, 2018, we adopted the following procedures:

➢	Reading of the Financial Statements at December 31, 2017.

➢

Reading of the Report on the Financial Statements by the Independent Auditor, Ernst & Young Auditores Independentes, issued on May 29, 2018, without qualification in relation to the Balance Sheet at December 31, 2017.

➢	Analytical review of the movement of balances of assets and liabilities in the period January 1, 2018 to October 31, 2018.

On October 31, 2018 the accounting records of Lepsa were in compliance with the pertinent legal formalities and are written in accordance with accounting practices adopted in Brazil.

The experts used historic information and data audited by third parties, and data supplied by the management of Lepsa, via email. This being so, we assume that the data and information obtained for this Opinion is true.

This Opinion was prepared for use solely and exclusively by Cemig, for the objective mentioned in Item 3.

5.	PRESENTATION OF THE BALANCE SHEET

The Balance Sheet at October 31, 2018 was prepared in accordance with accounting practices adopted in Brazil. The experts concluded that the assets and liabilities of Lepsa have been properly accounted for.

6.	COMPOSITION OF NET ASSETS AND LIABILITIES

6.1.	Accounting Valuation and base date:

The components of net equity of Lepsa at October 31, 2018 are represented, in summary form, by the following account lines:

ASSETS	In Reais (R$)
Current and non-current assets	444,913,241.75
LIABILITIES
Current and non-current liabilities	2,969,760.13
PATRIMÔNIO LÍQUIDO TOTAL	441,943,481.62

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6.2.	Net Equity at Market Price

Although Cemig is a listed company, valuation at market price or any other economic-financial valuation technique, as specified by Article 264 of Law 6404/76, is not justified, since this is a case of absorption of a wholly-owned subsidiary company, and there is no determination of an exchange ratio that could be the object of comparison and/or right to withdraw. Thus, there will be no change in the net equity of Cemig, nor issuance of new shares, for which reason valuation at market price is not applicable.

6.3.	Treatment of subsequent variations in the value of equity

Under Article 224, Sub-item III of Law 6404/76, the variations in equity that take place between the base date of this Opinion and the date of Absorption of Lepsa will be appropriated directly by Cemig, and at the time of the actual absorption, the balances of existing account lines in the analytical interim balance sheet of Lepsa will be incorporated, line by line, by Cemig.

7.	CONCLUSION

As a result of the procedures and analyses carried out, we conclude that the value of the stockholders’ equity of Lepsa on October 31, 2018 is R$ 441,943,481.62 (four hundred forty one million nine hundred forty three thousand four hundred eighty one Reais and sixty two centavos).

Expert Accountant: Flávio de Almeida Araújo

Expert Accountant: Leonardo Felipe Mesquita

Expert Accountant: Leonardo George de Magalhães

ATTACHMENT I – BALANCE SHEET AT OCTOBER 31, 2018 IN R$

ASSETS		LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT	8,080,116.60	CURRENT	2,969,760.13
NON-CURRENT	436,833,125.15	STOCKHOLDERS’ EQUITY	441,943,481.62
TOTAL ASSETS	444,913,241.75	Total liabilities and equity	444,913,241.75

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Appendix VI – Protocol and Justification of Absorption of Lepsa

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION

OF

ABSORPTION OF

LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A. BY

COMPANHIA ENERGÉTICA DE MINAS GERAIS

Entered into between

LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A. (LEPSA)

‘the Absorbed Company’

and

COMPANHIA ENERGÉTICA DE MINAS GERAIS

‘the Absorbing Company’

BELO HORIZONTE, DECEMBER, 2018.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PRIVATE INSTRUMENT OF

PROTOCOL AND JUSTIFICATION OF ABSORPTION OF

LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

BY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By this private instrument and for the full purposes of law,

(a)

LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a corporation registered in the CNPJ/MF 11429117/0001-01, with head office in the city of Belo Horizonte, Minas Gerais State, at Avenida Barbacena, 1200, 19th Floor, B1, Wing, Suite 4, CEP 30190-924, with its articles of association filed with JUCEMG under NIRE 3130010758-2, herein represented in accordance with its by-laws (and herein referred to simply as ‘Lepsa’ or ‘the Absorbed Company’); and

(b)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, formed on May 29, 1952 as a mixed-capital corporation, registered in the CNPJ/MF under number 17155730/0001-64, with head office in the city Belo Horizonte, Minas Gerais State, at Avenida Barbacena, 1219, CEP 30190-131, with its articles of association filed at JUCEMG under NIRE 3130004012.7, herein represented in accordance with its by-laws (‘Cemig’ or ‘the Absorbing Company’),

(referred to when jointly as ‘Parties’ or, individually, ‘Party’).

PREAMBLE

Whereas:

Lepsa is an unlisted company whose objects are: investment in the share capital of other companies, consortia and undertakings operating in the power industry or related activities;

Cemig is a company constituted on May 22, 1952 as a public-private-capital company, of which the objects are: to build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems, technological research and development, and innovation;

Cemig owns 689,919,954 (six hundred and eighty nine million nine hundred nineteen thousand nine hundred fifty four) common shares and 689,919,951 (six hundred and eighty nine million nine hundred nineteen thousand nine hundred fifty one) nominal preferred shares without par value, in the Absorbed Company, representing 100% (one hundred per cent) of its share capital;

subject to the terms and conditions herein Cemig intends to absorb Lepsa and Lepsa intends to be absorbed by Cemig;

the managements of the Absorbing Company and the Absorbed Company believe that the absorption of Lepsa by Cemig will be beneficial for the companies involved, because it will permit rationalization and simplification of the stockholding structure, and will result in a reduction of operational costs and expenses of the Company;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The parties now resolve to sign, in accordance with the terms of Articles 224, 225, 226 and 227 of Law 6404 of December 15, 1976 as amended (‘the Corporate Law’), this present Instrument of Protocol and Justification of Absorption of LUCE Empreendimentos e Participações S.A. by Companhia Energética de Minas Gerais, which, subject to the terms and conditions below, will be submitted for consideration to the respective Extraordinary General Meetings of the Absorbing Company and the Absorbed Company (‘the Protocol and Justification’)

CLAUSE 1

INTERPRETATION AND DEFINITIONS

1.1	Interpretation. Herein, unless otherwise required by the context:

a)	The titles and headings shall be merely for reference and shall not limit or affect the meaning attributed to the Clause to which they refer.

b)	The terms ‘inclusive’, ‘including’ and other similar terms shall be interpreted as if they were accompanied by the term ‘for example’.

c)

Whenever required by the context, the definitions contained in this Protocol and Justification shall apply both in the singular and the plural and the masculine shall include the feminine, and vice versa.

d)	References to any document or any other instrument shall include all of their alterations, replacements, consolidations and respective complementary components, unless otherwise expressly stated.

e)

References to provisions of law shall be interpreted as references to the provisions respectively amended, extended, consolidated or reformulated on the date of signature of this Protocol and Justification.

1.2	Definitions: The terms indicated in capitals contained in this Protocol and Justification shall have the meanings attributed to them in this instrument.

CLAUSE 2

OBJECTIVE

2.1

Transaction: The object of this Protocol and Justification is to state the justifications, terms, clauses and conditions of absorption of RME by Cemig, in such a way that Lepsa shall be extinguished and Cemig shall continue to exist and shall be the successor of the Absorbed Company, entirely, in relation to all its assets, rights, claims, options, powers, immunities, actions, exceptions, duties, debts, obligations, subjections, liens or similar charges and responsibilities/liabilities of the Absorbed Company, in accordance with Article 227 of the Corporate Law (‘the Absorption’ or ‘the Transaction’).

2.2

Effects of the Transaction. Through the transaction, since the Absorbing Company is holder of 100% of the share capital of the Absorbed Company, there will be no replacement of shares of the Absorbed Company by shares of the Absorbing Company. With the extinction of the shares in the Absorbed Company, the value of the investment recorded in the assets of the Absorbing Company will be replaced by the equity value of the Stockholders’ Equity of the Absorbed Company, as per the valuation opinion.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CLAUSE 3

JUSTIFICATION, REASONS AND PURPOSES OF THE TRANSACTION AND BENEFITS

3.1

Reasons and Purposes of the Transaction. The Transaction is part of the reorganization of the business of the Parties, aligned to the strategy of Cemig in rationalizing its stockholding structure, making possible increase in operational efficiency and profitability, with a view to gains of administrative, economic and financial benefits for the Parties in the form described in Clause 3.2 below.

3.2

Interest of the Stockholders in the Transaction and Benefits for the Parties. The Transaction will bring considerable benefits to the Parties, of an administrative, economic and financial nature, as follows:

i.	Rationalization and simplification of the stockholding structure and, consequently, reduction of combined operational costs and expenses.

ii.

Better use of the resources/funds of the companies involved, bringing considerable benefits to the companies of an administrative and economic nature, without affecting the good course of the companies’ business.

CLAUSE 4

SHARE CAPITAL OF THE PARTIES BEFORE THE TRANSACTION

4.1

Composition of the Share Capital of the Absorbed Company before the transaction. The share capital of Lepsa, on today’s date, is R$ 406,340,976.50 (four hundred six million, three hundred forty thousand nine hundred seventy six Reais and fifty centavos), represented by: (a) 689,919,954 (six hundred eighty nine million nine hundred nineteen thousand nine hundred fifty four) common shares; and (b) 689,919,951 (six hundred eighty nine million nine hundred nineteen thousand nine hundred fifty one) preferred shares, all nominal and without par value, all owned by Cemig, a mixed-investment corporation with shares registered in the CNPJ/MF under number 17155730/0001-64, with head office in the city of Belo Horizonte, Minas Gerais State, at Avenida Barbacena, 1219, CEP 30190-131, as recorded in the Nominal Share Registry Book of Lepsa.

4.2

Composition of the Share Capital of the Absorbing Company. The share capital of Cemig, on today’s date, is R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand five Reais) represented by a) 487,614,213 (four hundred eighty seven million six hundred fourteen thousand two hundred thirteen), common shares, each with nominal value of R$ 5.00; and b) 971,138,380 (nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight) nominal preferred shares each with nominal value of R$ 5.00, as stated in the Nominal Share Registry Book of Cemig.

CLAUSE 5

SHARE CAPITAL OF THE PARTIES AFTER THE TRANSACTION

5.1

Extinction of the Absorbed Company. As a result of the Transaction, Lepsa will be absorbed by Cemig and extinguished for all purposes of law, such that the shares issued by Lepsa, held in their totality by Cemig, will be cancelled as part of the Transaction.

5.2	Composition of the Share Capital of the Absorbing Company. There will be no change in the Share Capital of the Absorbing Company, as informed in CLAUSE 9 below.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CLAUSE 6

MODIFICATION OF EQUITY AND OTHER RIGHTS

6.1	Equity and other rights of the shares in the Absorbed Company. There will be no issuance of shares in the Absorbed Company resulting from the Transaction.

6.2	Alterations to equity and other rights of the shares in the Absorbing Company. There will be no issuance of shares in the Absorbing Company resulting from the Transaction.

CLAUSE 7

RIGHT TO WITHDRAW AND RECONSIDERATION OF THE TRANSACTION.

7.1

Right to Withdraw of the Stockholders of the Absorbed Company. Since Cemig is the sole stockholder of Lepsa, approval of the Absorption at the Extraordinary General Meeting of Lepsa will depend on the vote in favor by its sole stockholder. Thus there will be no dissident stockholder in the decision of the Extraordinary General Meeting of Lepsa, in the terms of Article 137 and Article 230 of the Corporate Law. In relation to the Absorbing Company, there is no provision of law or the by-laws that confers the right to withdraw on any dissenting party.

7.2

Reconsideration of the Transaction. Since there will be no exercise of the right to withdraw of stockholders of the Absorbed Company, there will be no possibility of reconsideration of the Transaction due to risk to the financial stability of the Parties, as referred to by Article 137, § 3 of the Corporate Law.

CLAUSE 8

TREATMENT OF SHARES OF ONE COMPANY OWNED BY ANOTHER

8.1

Treatment of the shares of the Absorbing Company owned by the Absorbed Company. The totality of the common and preferred shares, nominal without par value, issued by RME will be attributed to Cemig, as sole stockholder of RME, under CLAUSE 9 below.

CLAUSE 9

INCREASE IN THE SHARE CAPITAL OF THE ABSORBING COMPANY

9.1

Increase in the share capital of Absorbing Company. The Absorption will not result in alteration in the net equity of the Absorbing Company, since the net equity value of the Absorbed Company is already reflected in its entirety in the Stockholders’ equity of the Absorbing Company due to application of the Equity Method of accounting. Consequently there will be no increase in the share capital of the Absorbing Company, nor any issue of new shares.

9.2	Sole Stockholder. On the date of the Transaction, Cemig, sole stockholder of Lepsa, will be the legitimate owner of the totality of the shares issued by Lepsa.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CLAUSE 10

EXCHANGE RATIO

10.1

Since this is a case of absorption of a wholly-owned subsidiary company by its parent company, and there are no other stockholders in the Absorbed Company, and since there will be no increase of capital of the Absorbing Company, it will not be necessary to consider parameters of exchange ratio, and there will be no additional information to be made available to the shareholders of the Absorbing Company.

10.1.1

The non-preparation of Opinions valuing the Stockholders’ equity of the Absorbed Company and the Absorbing Company at market price, for the purposes of comparison specified by Article 264 of the Corporate Law, will be the subject of consideration by the Extraordinary General Meeting of the Absorbing Company, and the non-adoption of the Valuation Opinion at market value has been duly justified in item 6 of the Valuation Opinion on the Equity of Lepsa.

CLAUSE 11

ASSET AND LIABILITY ELEMENTS OF EQUITY

11.1

Assets and liability elements of equity. The entire assets and liabilities comprising the equity of Lepsa will be passed to Cemig, in their entirety and without any discontinuation in time, based on their book value, ascertained in the balance sheet of the Absorbed Company raised on October 31, 2018.

CLAUSE 12

VALUATION OF EQUITY

12.1

Expert Accountants. For preparation of the Valuation at book value of the Absorbed Company, as per Article 8 of Law 6404/1976, and in accordance with the terms of Articles 226 and 227 of that Law, the Parties have appointed ad referendum the stockholders, the expert accountants Flávio de Almeida Araújo, registered with the Minas Gerais State Regional Accounting Council under Nº CRC/MG 86.861, Leonardo Felipe Mesquita, Accountant, registered in the Minas Gerais State Regional Accounting Council under Nº CRC/MG 85.260 and Leonardo George de Magalhães, registered in the Minas Gerais State Regional Accounting Council under Nº CRC/MG 53.140 (‘the Expert Accountants’).

12.2

Ratification of the contracting and appointment of the Expert Accountants. The choice, contracting and appointment of the Expert Accountants for preparation of the Valuation Opinion on the equity of the Absorbed Party shall be ratified by the Absorbing Party, as sole stockholder of the Absorbed Party.

12.3

Statement by the Expert Accountants. In the terms of the legislation in force, the Expert Accountants warrant that: (i) they are not directly or indirectly owners of any security or derivative referenced to a security issued by the Absorbed Company or the Absorbing Company; (ii) they have no conflict of interests that reduce the independence necessary for performance of their function; and (iii) they have not been subject to any type of limitation, by the controllers or managers of the Parties, on the realization of the necessary work.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.4

Criteria of Valuation and Base Date. The criterion of valuation adopted was the book value of goods, rights and obligations reflected in the base balance sheet of the Absorbed Party, ascertained in accordance with the fundamental principles of accounting, considering, for the purpose, the balance sheet of the Absorbed Company dated October 30, 2018 (‘the Base Date’), and the related accounting, analytical and auxiliary books and records.

12.5

Valuation Opinion. The valuation opinion that presents the results of book value valuation of the Absorbed Company, in accordance with Articles 226 and 227 of the Corporate Law, now becomes an integral part of this present Protocol and Justification in the form of Appendix 12.5 (‘the Valuation Opinion’).

12.6

Value attributed. Having been previously informed of their nomination as valuers, ad referendum the stockholders of the Companies, the Expert Accountants determined, based on the balance sheet of October 31, 2018, that the book value of the Absorbed Company is R$441,943,481.62 (four hundred forty one million nine hundred forty three thousand, four hundred eighty one Reais sixty two centavos). After the adjustments described in Chapter 6 of the Valuation Opinion, there will be elimination of the investment of the Absorbing Company in the Absorbed Company.

12.7

Changes in Equity. The balances of the debtor and creditor accounts of Lepsa will be passed to the books of account of Cemig, with the necessary adaptations being made. Considering that the Base Date of the Transaction does not coincide with the date of the corporate events to approve this present instrument, variations in the equity of Lepsa that take place between the Base Date and the date of actual realization of the Absorption shall be assumed and supported exclusively by the Absorbing Company, but any tax adjustments taking place in this interval of time shall be assumed by RME, in accordance with the legislation in effect.

CLAUSE 13

EXTINCTION OF THE ABSORBED COMPANY

13.1	Extinction of the Absorbed Company. With the Absorption taking place, Lepsa will be extinguished for all purposes of law, without the need for the procedure of liquidation.

CLAUSE 14

SUCCESSION OF THE ABSORBED COMPANY

14.1

Succession in Goods, Rights and Obligations. Cemig shall succeed Lepsa, in entirety, and without any interruption of continuity, in all its goods, rights, claims, options, powers, immunities, shares, exceptions, duties, obligations, subjections, and liens or charges, and responsibilities/liabilities in the name of the Absorbed Company shall be absorbed by Cemig.

14.2

Registration and amendment of records in relation to Succession. In accordance with Article 234 of the Corporate Law, the certificate of the Absorption issued by the Public Registry of Mercantile Companies shall be the validating document for the registry of alteration of the record, in the competent public and private registries, of the universal succession by Cemig of all the goods, rights, claims, options, powers, immunities, actions, exceptions, duties, obligations, subjections, liens/charges and responsibilities/liabilities that are included in or related to the absorption of Lepsa by Cemig.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CLAUSE 15

CORPORATE ACTS AND CHANGES IN THE BY-LAWS

15.1

Extraordinary General Meeting of Stockholders of the Absorbed Company. An Extraordinary General Meeting of Stockholders of Lepsa shall be held to decide and approve, among other matters, the following: (i) the terms and conditions of this Protocol and Justification; (ii) the Transaction, on the terms and conditions of this present Protocol and Justification; and (iii) the authorization for the managers to carry out all the acts necessary for the Transaction to take place.

15.2

Extraordinary General Meeting of Stockholders of Absorbing Company. An Extraordinary General Meeting of Stockholders of Cemig shall be held to decide on and approve, among other matters, the following: (i) The terms and conditions of this Protocol and Justification; (ii) the non-preparation of the Valuation Opinion of the equity of Lepsa and Cemig at market prices, for the purposes of Article 264 of the Corporate Law; (iii) ratification of the appointment of the Expert Accountants for preparation of the Valuation Opinion; (iv) the Valuation Opinion; (v) the Transaction, on the terms and conditions of this present Protocol and Justification; (vi) alteration of the by-laws of Cemig to take into account the increase in the share capital arising from the Absorption; and (viii) the authorization for the managers to carry out all the acts necessary for the Transaction to take place.

15.3	Alteration of the by-laws of the Absorbed Company. Since the Transaction will be carried out with the extinction of Lepsa, there will be no change in the by-laws of Lepsa.

15.4	Alteration of the by-laws of Absorbing Company. Since there will be no increase in the share capital of the Absorbing Company, there will be no change in the by-laws of Cemig.

15.5	Branch offices. The Transaction will not result in opening of branch offices of Cemig.

CLAUSE 16

GENERAL PROVISIONS

16.1

Execution of Acts. Once the Transaction is approved, the managers of Lepsa and Cemig shall execute all the acts, registries and amendments to registries that are necessary to make the Transaction and the matters stated in this present Protocol and Justification perfectly regular, formal and effective.

16.2

Dependent transactions. This Protocol and Justification is entered into in the context of the stockholding reorganization of Cemig and Lepsa, as stated in the preamble of this instrument. The events described in this Protocol and Justification, and the other related matters submitted to the stockholders of the Parties in the General Meetings of Stockholders that decide on this Protocol and Justification and the Absorption are reciprocally dependent legal transactions and it is the intention of the Parties that one such transaction shall not take effect without the other taking effect.

16.3

Capacity. Both Parties sign this Protocol and Justification and warrant that: (i) they are aware of the obligations arising from this instrument and of the legislation that governs this instrument; (ii) having consulted lawyers and due to their daily activities in the management of their respective companies, they have full comprehension of all the terms and conditions of this instrument; and (iii) they are not subject to any exceptional economic or financial need, and assume in their entirety the burdens and risks inherent to the Transaction.

16.5

Costs and expenses. Each Party shall bear its respective expenses, direct or indirect, arising from entering into this Protocol and Justification and from consummation of the Transaction, including without limitation expenses on publications, legal and financial advisors, registries and alterations to registries as necessary.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.6

Taxes. Each one of the Parties shall punctually pay all the taxes incident as a result of the Transaction and for which they are specified as taxpayer by the tax legislation. Additionally, both Parties authorize each other to retain and pay in the name of and on behalf of the other all the taxes for which the tax legislation determines payment at source, if necessary.

16.7

Approvals. This instrument of Protocol and Justification contains the conditions demanded by the Corporate Law for the proposal of absorption of Lepsa by Cemig small be submitted to consideration and approval by the stockholders of the Parties.

16.8

Full Agreement. This instrument of Protocol and Justification constitutes the sole and full agreement between the Parties in relation to the Transaction, which constitutes its object, replacing and prevailing over any other documents signed prior to this date for all purposes.

16.9

Clauses to survive. If any clause, provision, terms or condition of this instrument of Protocol and Justification is considered invalid or unenforceable, the other clauses, provisions, terms and conditions not affected shall remain fully valid and in effect.

16.10

Waiver; non-exercise. Non-exercise, or delay in exercise, by either of the Parties, of the rights respectively conferred upon them under the terms of this Protocol and Justification shall not be interpreted as waiver in relation to such right. All and any waiver of the rights established in this Protocol and Justification shall only be valid when delivered in writing and signed by the waiving Party.

16.11	Amendments. This Protocol and Justification may be altered or amended only in writing, in a private instrument signed by all its signatories.

16.12	Assignment. Assignment of any of the rights or obligations agreed in this Protocol and Justification is prohibited without the prior express written consent of each of the Parties.

16.13

Appendices. This private instrument of Protocol and Justification contains one appendix, the numbering of which is attributed in accordance with the clause referring to that Appendix, and is an integral and inseparable part of this instrument.

16.14	Applicable law. This instrument of Protocol and Justification shall be governed, interpreted and applied in accordance with the legislation in effect in the Brazilian Federal Republic.

16.15

Jurisdiction. The Courts of the Legal District of Belo Horizonte, Minas Gerais State are hereby chosen to resolve any disputes arising from this Protocol and Justification, with waiver of any other, however privileged.

BEING THUS AGREED AND CONTRACTED, the Parties sign this present Protocol and Justification in three copies of equal content and form, in the presence of two witnesses identified below.

[Remainder of this page intentionally left blank. Signatures are on the next page.]

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

[This signature page is an integral part of the Private Instrument of Protocol and Justification of Absorption of LUCE Empreendimentos e Participações S.A.—Lepsa by Companhia Energética de Minas Gerais – Cemig, to be approved by Extraordinary Meetings of Stockholders of Lepsa and Cemig].

Absorbed company:

LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
Name:	Name:
Position:	Position:

Absorbing Company:

COMPANHIA ENERGÉTICA DE MINAS GERAIS
Name:	Name:
Position:	Position:

Witnesses

1.		2.
	Name: RG: CPF/MF:		Name: RG: CPF/MF:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix VII – Opinion of the Audit Board –

Proposal by the Board of Directors – Valuation of RME

OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the exercise of their functions under the law and the by-laws, have examined the Proposal by the Board of Directors to the Extraordinary General Meeting to be called, in relation to: (a) ratification, in accordance with Article 8 of Law 6404/1976, of the appointment of 3 (three) accounting experts, namely: Flávio de Almeida Araújo, CRC/MG 86.861; Leonardo Felipe Mesquita, CRC/MG 85260; and Leonardo George de Magalhães, CRC/MG 53.140, for valuation, in the terms of and for the purposes of Article 8 of Law 6404/1976, of the Equity of RME – Rio Minas Energia Participações S.A. – RME; (b) approval of the Valuation Opinion on the Equity of RME, carried out in accordance with Law 6404/1976; (c) approval, and authorization of signature with RME, of the Protocol of Absorption and Justification, to specify the terms and condition that will govern the absorption of RME by Cemig, in accordance with Articles 224 and 225 of Law 6404/1976; and (d) authorization for absorption of RME by Cemig and, subsequently, the consequent extinction of the absorbed company. It is the opinion of the members of the Audit Board, after carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, that the proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, December 14, 2018.

José Afonso Bicalho B. da Silva

Camila Nunes da C. P. Paulino

Cláudio Morais Machado

Marco Antônio de Rezende Teixeira

Michele da Silva Gonsales

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix VIII – Opinion of the Audit Board –

Proposal by the Board of Directors – Valuation of Lepsa

OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the exercise of their functions under the law and the by-laws, have examined the Proposal by the Board of Directors to the Extraordinary General Meeting to be called, in relation to: (a) ratification, in accordance with Article 8 of Law 6404/1976, of the appointment of 3 (three) accounting experts, namely: Flávio de Almeida Araújo, CRC/MG 86.861, Leonardo Felipe Mesquita, CRC/MG 85.260, and Leonardo George de Magalhães, CRC/MG 53.140, for valuation, in the terms of and for the purposes of Article 8 of Law 6404/1976, of the Equity of Lepsa – Rio Minas Energia Participações S.A. – Lepsa; (b) approval of the Valuation Opinion on the Equity of Lepsa, carried out in accordance with Law 6404/1976; (c) approval, and authorization of signature with Lepsa, of the Protocol of Absorption and Justification, to specify the terms and condition that will govern the absorption of Lepsa by Cemig, in accordance with Articles 224 and 225 of Law 6404/1976; and (d) authorization for absorption of Lepsa by Cemig and, subsequently, the consequent extinction of the absorbed company. It is the opinion of the members of the Audit Board, after carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, that the proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, December 14, 2018.

José Afonso Bicalho B. da Silva

Camila Nunes da C. P. Paulino

Cláudio Morais Machado

Marco Antônio de Rezende Teixeira

Michele da Silva Gonsales

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix IX

Election of the Board of Directors:

Information on the candidates nominated by the controlling stockholder

(CVM Instruction 481/09, Article 10 – (Items 12.5 to 12.10 of the Reference Form)

Antônio Rodrigues dos Santos e Junqueira	Sitting Member
Cláudio Araújo Pinho	Sitting Member
José Reinaldo Magalhães	Sitting Member
Márcio Luiz Simões Utsch	Sitting Member
Romeu Donizete Rufino	Sitting Member

a. Name	Antônio Rodrigues dos Santos e Junqueira	Cláudio Araújo Pinho	José Reinaldo Magalhães
b. Date of birth	July 26, 1983.	August 24, 1968.	January 6, 1956.
c. Profession	Company manager	Lawyer	Economist
d. CPF or passport	093.966.667-77	912.744.867-34	227.177.906-59
e. Elected position occupied:	Sitting Member, Board of Directors	Sitting Member, Board of Directors	Sitting Member, Board of Directors
f. Date of election	March 25, 2019.	March 25, 2019.	March 25, 2019.
g. Date sworn in	March 25, 2019.	March 25, 2019.	March 25, 2019.
h. Period of office	Until AGM of 2020.	Until AGM of 2020.	Until AGM of 2020.
i. Other positions / functions held in the Issuer	Does not exercise any other positions in the Issuer.	Does not exercise any other positions in the Issuer.	Does not exercise any other positions in the Issuer.
j. Whether elected by controlling stockholder or not	Yes.	Yes.	Yes.
k. Independent member / criterion	Information not given.	Information not given.	Information not given.
l. Number of consecutive periods of office	0	0	0

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

m. Information on:
	Antônio Rodrigues dos Santos e Junqueira	Cláudio Araújo Pinho	José Reinaldo Magalhães
i. Main professional experience in the last 5 years:

VINLAND CAPITAL – Founding Partner, and responsible for Analysis of Companies and Shares – since May 2018.

BANCO BTG PACTUAL – Executive Director and Partner responsible for Electricity and Water Services Sectors, Sell Side – January 2007 to April 2018.

UBS INVESTMENT BANK – Companies and Equities Research Department, January 2005 – December 2006.

Deputy Chair of the Constitutional Law Committee of the Brazilian Bar Association (OAB), 2016 to date.

Member of the Instituto Iberoamericano de Derecho Constitucional, 2001–date.

Member of the Editorial Board of the Magazine of the Brazilian Infrastructure Institute, 2012–date.

Member of the Instituto Brasileiro de Petróleo (IBP) 2010–date.

Vice-Chair of the Oil and Natural Gas Exploration & Production Committee of the American Bar Association (USA), 2000–2001.

Second Secretary of the Brazilian Bar Association (OAB), 2004–6.

Member of the Committee in Defense of the Republic of OAB, Minas Gerais Chapter, 2005.

Constitutional Law Standing Committee of the Brazilian Bar Association (OAB): Chair, 2006–2009; Member, 2000-2004, 2010-11.

Member of the Constitutional Studies Commission of the Federal Council of the Brazilian Bar Association (OAB), 2002-2009.

Council Member of the Interamerican Lawyers’ Federation, 2009–2018.

Vice-Chair of the Constitutional Law Committee of the Interamerican Lawyers’ Federation, 2009-2011.

Member of the Editorial Board of the Electronic Magazine of the Brazilian Bar Association (OAB), 2010-2011.

Member of the Oil, Gas and Biofuels Committee of the Brazilian Bar Association (OAB), 2010–11.

Chair of the Oil, Gas, Energy and Infrastructure Committee of the Brazilian Bar Association (OAB), 2016–17.

BR-Investimentos / Bozano Investimentos:

Dec. 2009 – Sep. 2015: BR-Investimentos and Bozano Investimentos Fund Managers – managers of FIPs in the Private Equity segment. Member of the Team responsible for the Funds’ investment and divestment decisions.

PREVI (Banco do Brasil pension fund).

Jan. 2006 to 2008: PREVI – Investments Directorate – Institutional Invest Director of Investments.

Banco do Brasil:

July 2004 – Dec. 2005: New York Branch: Assistant Manager.

Dec. 2002 – Jun. 2004: Representative Office – Chicago, IL – Assistant Manager.

PREVI:

May 1998 – Nov. 2002: Executive Manager, Department for Planning and Risk Management.

Banco do Brasil:

Aug. 1995 – Apr. 1998: International Directorate/Financial Institutions Division – Division Manager.

May 1994 – Jul. 1995 – Training Program for Managers outside Brazil – São Paulo, Austin, TX (USA) and London (UK) – Trainee.

Jan. 1990 – Apr. 1994: Diban/Detec Technical Department, Brasília: Analyst, in BB-B1, Banco de Investimentos, and Technical Adviser, in Detec.

Dec. 1983 – Dec. 1989 — State Supervision Office of Minas Gerais — Belo Horizonte (MG) – Technical Adviser.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Junqueira	Pinho	Magalhães
ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector	No	No	No
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	No	No	No
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No	No	No
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	No	No	No
12.6. For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.	0	0	0

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12.7.  Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws

	Not applicable.	Not applicable.	Not applicable.
12.8. For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.	0	0	0
12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the second level of proximity, between:
a) managers of the Issuer	No	No	No
b) (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	No	No	No

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c) (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	No	No	No
d) (i) managers of the Issuer and (ii) managers of companies that direct or indirect controlling stockholders of the Issuer	No	No	No
12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers Issuer and	No	No	No
a) Direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	No	No	No
b) Direct or indirect controlling stockholder of the Issuer	No	No	No
c) If material, any supplier, client, debtor or creditor of the Issuer; or of any of its subsidiaries; or of any parent company or subsidiary of any of these	No	No	No

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. NOTICE TO STOCKHOLDERS DATED MARCH 1, 2019: REQUEST FOR MULTIPLE VOTING PROCEDURE AND INCLUSION OF 3 CANDIDATES IN THE ELECTION OF THE BOARD OF DIRECTORS AT THE EGM TO BE HELD ON MARCH 25, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Extraordinary General Meeting of Stockholders of March 25, 2019:

(1) Request for multiple voting procedure

(2) Inclusion of 3 candidates for the Board of Directors

In accordance with CVM Instruction 481/09 and CVM Circular SEP/02/2018, and in accordance with best corporate governance practices, Cemig (Companhia Energética de Minas Gerais) (‘the Company’), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the CVM (Brazilian Securities Commission) and the São Paulo stock exchange (B3) as follows:

On February 28, 2019 Cemig received from its minority stockholder

Fundo de Investimento em Ações Dinâmica Energia S.A. (‘FIA Dinâmica Energia’)

a request for adoption of the multiple voting procedure in the election of the members of the Board of Directors at the Extraordinary General Meeting of Stockholders to be held on March 25, 2019 (‘the EGM’), and also nomination, at that general meeting, of candidates for membership of that Board.

On today’s date Cemig has re-presented the Remote Voting Form with inclusion of the candidates put forward by FIA Dinâmica Energia.

Any stockholder that has already submitted a voting instruction for this decision and wishes to alter it should send a new instruction to the same service provider used previously, on or before March 18, 2019.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On the following pages are descriptions of the newly nominated candidates, in the standard form given by Clauses 12.5 to 12.10 of the Company’s Reference Form:

Candidate nominated for election to the Board of Directors: (1) Mr. José Pais Rangel

12.5	Information and professional experience:

Name	Date of birth	Age	Profession
José Pais Rangel	September 9, 1940	78	Lawyer
CPF or Passport number	Elective position	Date of election	Date sworn in
239.775.667-68	Board of Directors – PN shares	March 25, 2019.
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
EGM of 2020	Member of Audit Committee	No
Independent member?		Number of consecutive periods of office
Yes		2
Professional experience:

José Pais Rangel, of Brazilian nationality, is a lawyer with a significant career in listed companies.

He has held the following positions at the Brazilian Central Bank:

•   Inspector of Capital Markets • Supervisor of Inspection of Capital Markets • Regional Head of Inspection of Capital Markets • Head of the Public Debt Department • Manager of Market Operations • Project Coordinator and executive implementing the Selic System in the Brazilian financial market • Founder and Member of the Curator Council of Centrus – the Private Pension Plan of the Brazilian Central Bank • Coordinator of the Program for Privatization of companies controlled by the Brazilian Central Bank • Chair of the Board of Cia. América Fabril • Member of the Board of Directors of Cia. Fábrica de Tecidos Dona Isabel, • Advisor to the President of the Republic’s Office (Seplan)/Special Privatization Committee, • CEO of Cia. Nacional de Tecidos Nova América • and Liquidator of the state companies Digibrás (Empresa Digital Brasileira S.A.), Digidata (Eletrônica S.A.); and Proel (Processos Eletrônicos Ltda.).

He currently serves as Deputy CEO of Banco Clássico S.A.; and on the Boards of Directors of the following listed companies:

•   CEG (Companhia Distribuidora de Gás do Rio de Janeiro); • Tractebel Energia S.A.; • Kepler Weber S.A.; and • Cia. Energética de Minas Gerais – CEMIG.

He in a CVM-accredited Investment Fund Manager.

Statement of any convictions in criminal or other proceedings
José Pais Rangel has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

Percentage participation in all meetings of the Board in the last business year, since taking office:

Board member	% attendance of meetings
José Pais Rangel	100%

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(1) Mr. José Pais Rangel – Page 2 of 2

12.7

Information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are formed under the by-laws.

Member of the Audit Committee.

12.8	Information on activity as a member of the committees formed under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Member of the Audit Committee.

12.9.	Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a.	Managers of the company

There is no family relationship between the persons nominated.

b.	(i) managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c.	(i) managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d.	(i) managers of the Company and (ii) managers of the companies that directly or indirectly control the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of companies directly or indirectly controlling the Company.

12.10.	Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a.	Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b.	Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Candidate nominated for election to the Board of Directors: (2) Mr. José João Abdalla Filho

12.5	Information and professional experience:

Name	Date of birth	Age	Profession
José João Abdalla Filho	May 30, 1945	73	Banker
CPF or Passport number	Elective position	Date of election	Date sworn in
245.730.788-00	Board of Directors – ON shares – Minority stockholders	March 25, 2019
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
EGM of 2020	Not applicable.	No
Independent member?		Number of consecutive periods of office
Yes		2
Professional experience

José João Abdalla Filho is CEO of Banco Clássico S.A. He is:

A Substitute Member of the Board of Directors of CEG (Companhia Distribuidora de Gás do Rio de Janeiro);

a Substitute Member of the Board of Directors of Tractebel Energia S.A.;

CEO of Dinâmica Energia S.A.; and CEO of Social S.A. Mineração e Intercâmbio Comercial e Industrial.

He was mayor of Juiz de Fora, from Jan. 2008 to Dec. 20012; and serves as a Substitute Member of the Boards of Directors of Cemig D and Cemig GT, companies of the same economic group as Cemig, since 2014.

Statement of any convictions in criminal or other proceedings
Mr. José João Abdalla Filho has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

Percentage participation in all meetings of the Board in the last business year, since taking office:

Board member	% attendance of meetings
José João Abdalla Filho	65%

12.7

Information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are formed under the by-laws.

Not applicable.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(2) Mr. José João Abdalla Filho – Page 2 of 2

12.8	Information on activity as a member of the committees formed under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable.

12.9.	Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a.	Managers of the company.

There is no family relationship between the persons nominated.

b.	(i) managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c.	(i) managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d.	(i) managers of the Company and (ii) managers of the companies that directly or indirectly control the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of companies directly or indirectly controlling the Company.

12.10.	Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a.	Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate nominated for election to the Board of Directors: (3) Mr. Marcelo Gasparino da Silva

12.5	Information and professional experience:

Name	Date of birth	Age	Profession
Marcelo Gasparino da Silva	February 13, 1971	48	Counsel
CPF or Passport number	Elective position	Date of election	Date sworn in
807.383.469-34	Board of Directors – ON Shares – Multiple Vote	March 25, 2019
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
EGM of 2020	Not applicable.	No
Independent member?		Number of consecutive periods of office
Yes		03
Professional experience:

In listed companies Mr. Marcelo Gasparino da Silva has served as a Member of Boards of Directors and Audit Boards; Chair of the Board of Directors, and member and coordinator of finance, audit, risks, legal and related party committees. He is a lawyer specializing in corporate tax law, with a degree from ESAG, and MBA course in progress in Controllership, Auditing and Finance.

He currently serves as Chair of the Board of Directors of Eternit; as a member of the Boards of Directors of Cemig, Celesc, and Kepler Weber; and is a member of the Audit Board of Braskem.

He has served as Chair of the Board of Directors of Usiminas, as a member of the Boards of Directors of Bradespar, Eletrobras, Tecnisa, SC Gás and Vale, and as a member of the Audit Board of Bradespar, AES Eletropaulo, AES Tietê, Eletrobras, Renuka Brasil and Petrobras.

In law, he was CEO of the Gasparino, Sachet, Roman, Barros & Marchiori law office, practicing until 2006.

He began his executive career as Legal and Institutional Director of Celesc in 2007.

He participated in the 2016 FGV (IBE/FGV/IDE) CEO program, and in London attended the London Business School Executive Program on Mergers and Acquisition, and courses in finance and strategy at the Institute of Directors.

In the Brazilian Corporate Governance Institute (IBGC), he is Coordinator of the Santa Catarina State Chapter, Holder of Board Member Certification from, and a member of the Council.

He is a member of the Technical Committee of the Capital Markets Investors’ Association (AMEC), and has a strong body of knowledge in corporate governance and experience on Boards of Directors and Audit Boards. He contributed to the efforts of IBGC (Brazilian Corporate Governance Association) and AMEC in construction of the Brazilian Code of Corporate Governance (CBGC) – and since its launch has inserted it as an instrument of work in all the companies where he serves, especially the “APPLY OR EXPLAIN” discipline and method which recognizes that the practice of Corporate Governance is a process, not to be understood as a model of rigid rules equally applicable to all companies.

He has worked in companies in: electricity generation, transmission and distribution; oil and natural gas; mining, steel and steel manufacturing; ports, warehousing, and basic industries; construction, construction materials and finishings; vehicle distribution; and holding companies – acquiring knowledge and skills in industry, trade, retailing and services that enable him to make a constructive contribution in a very wide range of subjects and sites that are dealt with in the Boards in which he participates – such as turnarounds, capital structure, judicial recovery, M&A, sales of non-core assets, and executive succession.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(3) Mr. Marcelo Gasparino da Silva – Page 2 of 3

Statement of any convictions in criminal or other proceedings
Mr. Marcelo Gasparino da Silva has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6	Percentage participation in all meetings of the Board in last business year, since taking office:

Board member	% attendance of meetings
Marcelo Gasparino da Silva	100%

12.7

Information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are formed under the by-laws.

Not applicable.

12.8	Information on activity as a member of the committees formed under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable.

12.9.	Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a.	Managers of the company.

There is no family relationship between the persons nominated.

b.	(i) managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c.	(i) managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d.	(i) managers of the Company and (ii) managers of the companies that directly or indirectly control the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(3) Mr. Marcelo Gasparino da Silva – Page 3 of 3

12.10.	Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a.	Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b.	Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c.	If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

– * – * –

Purpose of this Notice

The purpose of this Notice is to provide optimum instruction and background to stockholders in the decisions to be taken at the EGM referred to.

Belo Horizonte, March 1, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. NOTICE TO STOCKHOLDERS DATED MARCH 1, 2019: SUBSTITUTION OF CANDIDATE IN THE ELECTION OF THE BOARD OF DIRECTORS AT THE EGM TO BE HELD ON MARCH 25, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Extraordinary General Meeting of Stockholders of March 25, 2019

Substitution of candidate

In accordance with CVM Instruction 481/09 and CVM Circular SEP/02/2018, and in accordance with best corporate governance practices, Cemig (Companhia Energética de Minas Gerais) (‘the Company’), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the CVM (Brazilian Securities Commission) and the São Paulo stock exchange (B3) as follows:

On February 28, 2019 Cemig received from its majority stockholder

The State of Minas Gerais

a request for replacement of the candidate

Cláudio Araújo Pinho

by the candidate

Cledorvino Belini

in the election of members of the Board of Directors at the Extraordinary General Meeting of Stockholders to be held on March 25, 2019 (‘the EGM’).

Cemig has today re-presented the Remote Voting Form including this substitution.

Any votes already given for the substituted candidate will be considered as not being valid. We recommend that any stockholder wishing to make a new instruction should send it to the same service provider used previously, by March 18, 2019.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate nominated for election to the Board of Directors: (1) Mr. Cledorvino Belini

12.5	Information and professional experience:

Name	Date of birth	Age	Profession
Cledorvino Belini	May 3, 1949	69	Administration
CPF or Passport number	Elective position	Date of election	Date sworn in
116.050.068-15	Board of Directors – ON shares	March 25, 2019
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
EGM of 2020	Chief Executive Officer	Yes
Independent member?		Number of consecutive periods of office
No		0
Professional experience:

Since February 2019 Mr. Cledorvino Belini has served as CEO of Cemig.

From Nov. 2015 to Jun. 2017 he was President for Latin America Development of Fiat Chrysler Automobiles.

He has served as an Independent Member of the Boards of Directors of:

•   JBS, Since October 2017; and • Odebrecht Holding, since August 2018.

He was CEO for Latin America of Fiat Automóveis / FCA, from 2004–2015.

Since 2007 he has been Vice-President of Instituto Minas Pela Paz (IMPP), an NGO created at the initiative of the Minas Gerais State Industries Federation (Fiemg).

Statement of any convictions in criminal or other proceedings
Mr. Belini has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6	Percentage participation in all meetings of the Board in last business year, since taking office:

Board member	% attendance of meetings
Cledorvino Belini	0%

12.7

Information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are formed under the by-laws.

Not applicable.

12.8	Information on activity as a member of the committees formed under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a.	Managers of the company

There is no family relationship between the persons nominated.

b.	(i) managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c.	(i) managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d.	(i) managers of the Company and (ii) managers of the companies that directly or indirectly control the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of companies directly or indirectly controlling the Company.

12.10.	Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a.	Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b.	Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c.	If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

– * – * –

Purpose of this Notice

The purpose of this Notice is to provide optimum instruction and background to stockholders in the decisions to be taken at the EGM referred to.

Belo Horizonte, March 1, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MARKET NOTICE DATED MARCH 14, 2019: CHANGES TO THE REMOTE VOTING FORM FOR THE EGM TO BE HELD ON MARCH 25, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

March 25 EGM: Changes to the remote voting form

In accordance with Chapter III-A of Appendix 21-F to CVM Instruction 481/2009, Cemig (Companhia Energética de Minas Gerais, listed with securities traded on the stock exchanges of São Paulo, New York and Madrid) – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3), its stockholders and the general public as follows:

Cemig has re-presented the Remote Voting Form for the Extraordinary General Meeting of Stockholders to be held on March 25, 2019, at 11 a.m. (‘the EGM’).

The changes made arise from receipt by the Company of Official Letter Nº 81/2019/CVM/SEP/GEA-1,

dated March 13, 2019. They are:

a)

Inclusion of the candidate Marcelo Gasparino da Silva (proposed as sitting member by the Minority Stockholders) in the Election of the Board of Directors by Candidate – Items 3 and 5; and, consequently, exclusion of Items 14 and 15.

b)	Exclusion of Items 8 and 9.

Votes given by stockholders in relation to Items 8, 9, 14 and 15 will be deemed not to be valid.

To prevent a voting instruction being considered to be conflicted, it is recommended that the stockholder should send any new voting instruction to the same service provider previously used, still obeying, for submission of the new Remote Voting Form, the cutoff date of seven days prior to the date on which the EGM is held.

For further information, contact Cemig by email on: ri@cemig.com.br

Belo Horizonte, March 14, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. SUMMARY OF PRINCIPAL DECISIONS OF THE 754TH MEETING OF THE BOARD OF DIRECTORS DATED MARCH 21, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 21, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 754th meeting, held on March 21, 2019, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Renova:

–	Grant of Surety to Renova;

–	Injection of capital by LightCom into Light.

2.	Mr. Ronaldo Gomes de Abreu no longer to be Interim Chief Generation and Transmission Officer, but to continue to be Chief Distribution Officer, and also interim Chief Corporate Management Officer.

3.	Election of Mr. Paulo Mota Henriques to the post of Chief Generation and Transmission Officer.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED MARCH 21, 2019: SIGNATURE OF CONTRACT FOR ACQUISITION OF AN EQUITY INTEREST IN RENOVA AND PUBLIC OFFER TO ACQUIRE SHARES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY – CNPJ 06.981.176/0001-58 – NIRE 31300020550

MATERIAL ANNOUNCEMENT

Acquisition of interests in Renova

In accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais (listed, with securities traded on the stock exchanges of São Paulo, New York and Madrid), and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), a Brazilian corporation registered for listing, hereby inform the public, the Brazilian Securities Commission (CVM), the São Paulo stock exchange (B3), and the market in general as follows:

I.	Signature of Contract for Acquisition of an Equity Interest in Renova Energia S.A. (‘Renova’) and Public Offer to Acquire Shares

1.1.

A Share Purchase Agreement (‘the Agreement’) was signed on today’s date governing acquisition by Cemig GT and Light Energia S.A. (‘Light Energia’) of up to 7,282,036 shares in Renova, of which 6,637,878 are common shares and 644,158 are preferred shares, all nominal and without par value, and all owned by CG I Fundo de Investimento em Participações (‘CG I’) and certain related parties of CG I (‘the Share Acquisition’). The shares to be acquired from CGI include the shares currently bound by the Stockholders’ Agreement of Renova, signed on December 19, 2014 (‘the Stockholders’ Agreement’).

1.2.

Under the Agreement, the shares owned by CGI will be acquired in the proportion of 67.85% by Cemig GT and 32.15% by Light Energia, and, in consideration, CG I will receive securities issued by Light Energia and securities issued by Cemig GT (as described below), subject to the proportion stated above, and corresponding to the nominal value of R$ 14.68 per share in Renova, both common and preferred (‘the Exchange Ratio’). The Exchange Ratio will be subject to adjustments arising, among other factors, from (i) the costs incurred for regularization of landholdings of Renova; and (ii) existence of certain contingencies up to the date of closing of the transaction (‘the Closing’).

1.3.

The Agreement also provides that certain common shares owned by CGI shall be converted into preferred shares, enabling Cemig GT to form ‘Units’ in Renova in the terms specified in Article 54 of the by-laws of Renova. After the Closing, these transactions will result in Cemig GT being the owner of 50% or less of the common shares in Renova. Under the Agreement, Cemig GT and Light Energia must notify BNDES Participações S.A. (‘BNDESPar’) for it to state its position on exercise (or not) of its (‘tag-along’) right to joint sale, as specified in the stockholders’ agreement signed on November 6, 2012.

1.4.	The Closing of the Acquisition of Shares is subject to compliance with the conditions that are usual in this type of transaction, and to completion of the acts of financial restructuring of Renova.

1.5.

Also, the Board of Directors of Cemig GT have approved, subject to the Closing of the Acquisition of Shares, a Public Offer to Acquire Shares in Renova, to be made by Cemig GT and Light Energia, on a date to be announced, in which the stockholders of Renova will be offered equal treatment to that being offered to CG I (‘the Public Offer to Acquire Shares’).

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II.	Re-profiling of the debts between related parties

2.1.

Further, on today’s date, the Board of Directors of Cemig GT has approved lengthening and restructuring of the credit of R$ 768 million (base: March 2019) held by Cemig GT against Renova (‘the Cemig GT Credit’). As part of the financial restructuring of Renova, both the Cemig GT Credit and the credit held by Light Comercializadora de Energia S.A. (‘LightCom’), in the amount of R$ 253 million (base: March 2019) (‘The LightCom Credit’) will be re-profiled into the following instruments:

2.2.

Securities issued by Renova and subscribed by Cemig GT and Light Energia in the total amount of approximately R$ 298 million (base: March 2019), with maturity at six years, grace period of one year, and interest of 155% of the CDI rate, with asset guarantee and surety guarantee, which will be used for the Acquisition of Shares (and/or, as the case may be, for acquisition of the shares owned by BNDESPar and the shares in circulation in the market, in the Public Offer to Acquire Shares).

2.3.

The remaining balance of the Cemig GT Credits and the LightCom credits will be reprofiled substantially in the form of Debt Recognition Agreements (‘TARDs’) or securities subscribed by Cemig GT and LightCom, in the amount of approximately R$ 723 million (base: March 2019), issued by Renova with six year maturity, payment bullet, interest at 155% of the CDI rate, and asset guarantee.

2.4.	Conclusion of the reprofiling of the Cemig GT credits and the LightCom credits will be subject to the conditions that are usual in this type of transaction.

2.5.

The reprofiling of the Cemig GT credits and the LightCom Credits, and the acquisition of the shares held by CG I, using part of the credits, will be jointly-executed and mutually contingent transactions, taking effect as a single transaction.

Cemig will keep its stockholders and the market opportunely and appropriately informed on developments on the matters that are the subject of this Material Announcement.

Belo Horizonte, March 21, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED MARCH 21, 2019: RENOVA’S BOARD OF DIRECTORS DELIBERATED TO ACCEPT AES OFFER FOR ALTO SERTÃO III WIND COMPLEX

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova Board: AES offer for Alto Sertão III accepted

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) has published the following Material Announcement:

“

Renova Energia SA (RNEW11) (“Company”), in compliance with CVM Instruction 358/2002, as amended, informs its shareholders and the market in general that the Company’s Board of Directors deliberated to accept the new binding offer presented by AES Tietê Energia S.A. (“AES”), for the acquisition of the shares representing the totality of the capital of special purpose entities that make up the Alto Sertão III wind complex (“Transaction”).

The transaction is still subject to satisfactory negotiation of final documents between the parties involved, which should include, among other provisions, accomplishment of precedent conditions and the required approvals for its conclusion.

The Company reiterates its commitment to keep the shareholders and the market in general informed in accordance with applicable legislation.”

Belo Horizonte, March 21, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. SUMMARY OF PRINCIPAL DECISIONS OF THE 755TH MEETING OF THE BOARD OF DIRECTORS DATED MARCH 21, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 21, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 755th meeting, held on March 21, 2019, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Mr. Ronaldo Gomes de Abreu no longer to be Interim Chief Generation and Transmission Officer, but to continue to be Chief Distribution Officer, and also interim Chief Corporate Management Officer.

2.	Election of Mr. Paulo Mota Henriques to the post of Chief Generation and Transmission Officer.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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13. SUMMARY OF PRINCIPAL DECISIONS OF THE 757TH MEETING OF THE BOARD OF DIRECTORS DATED MARCH 28, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 28, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 757th meeting, held on March 28, 2019, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Actuarial updating and reconciliation – Forluz (Fundação Forluminas de Seguridade Social).

2.	Technical feasibility study for realization of tax credits (CVM Instruction 371).

3.	Report of Management and Financial Statements for the 2018 business year.

4.	Allocation of the net profit for the 2018 business year.

5.	Convocation of Annual General Meeting to be held on April 30, 2019, at 11 a.m.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. EARNINGS RELEASE 4Q2018: PUBLICATION OF RESULTS DATED APRIL 3, 2019

PUBLICATION OF RESULTS

CEMIG REPORTS

4Q18 EBITDA

R$ 989 MILLION

Main factors in 4Q18:

◾	Gain of R$ 378 mn on sales of telecom assets.

◾	Lower equity method loss, of R$ 104 mn, from non-consolidated investees.

◾	R$ 119 mn loss with restatement of prior equity holding in the subsidiaries acquired, on elimination of crossover stockholdings (Windfarms, Light and Lightger).

◾	Net financial revenues in the year – gains related to the Eurobond issue: R$ 570 mn on hedge instruments; and R$ 199 mn in exchange rate variation (Eurobond).

◾	Covenant Net debt of R$ 22,984 mn (with Eurobonds adjusments).

Indicators (GWh)	4Q18	4Q17%		2018	2017	%
Electricity sold (excluding CCEE)	14,340	14,426	(0.60)	55,555	55,277	0.50
Indicators (R$ ’000)	4Q18	4Q17%		2018	2017	%
Sales on CCEE	28	324	(91.36)	217	860	(74.77)
Net Debt	13,069	12,279	6.43	13,069	12,279	6.43
Gross revenue	8,967	9,401	(4.62)	34,578	32,862	5.22
Net revenue	5,472	6,558	(16.56)	22,266	21,712	2.55
Ebitda (IFRS)	989	1,552	(36.28)	3,781	3,492	8.28
Net profit	1,002	604	65.89	1,700	1,001	69.83
Ebitda Margem	18.82%	23.67%	-4.85pp	16.98%	16.09%	0.89pp
Covenant Net debt/Covenant Ebitda (Eurobond)	3.21	3.58	(10,34)	3.21	3.58	(10,34)

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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Conference call

Publication of 4Q18 results

Webcast and Conference call

Wednesday, April 3, 2019, 2 p.m. Brasília time

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br, or through conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Website: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel: (11) 2188-0400 Password: CEMIG Português Available from April 3 to 17, 2019

Cemig Investor Relations

Web:	http://ri.cemig.com.br/
Email:	ri@cemig.com.br
Tel.:	+55 (31) 3506-5024
Fax:	+55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Maurício Fernandes Leonardo Júnior

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

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Our shares

Asset / index	Ticker	Currency	Close of 2018	Close of 2017	Change in the period %
Cemig PN	CMIG4:	R$	13.86	6.39	116.76
Cemig ON	CMIG3	R$	15.03	6.32	137.78
ADR PN	CIG	US$	3.56	1.91	86.55
ADR ON	CIG.C	US$	3.93	1.83	115.25
Ibovespa	IBOV	—	87,887	76,402	15.03
Power industry index	IEEX	—	49,266	39,732	24.00

Source: Economática – adjusted for corporate action, including dividends.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 26.65 billion in full-year 2018 (9M18), a daily average of R$ 108.79 million – that is 57.27% higher than in full-year 2017. Trading volume in the common (ON) shares was R$ 2.78 billion. By volume (in the aggregate of common (ON) and preferred (PN) shares) Cemig’s shares were the second most liquid in Brazil’s electric power sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2018 was US$ 2.96 billion: we see this as reflecting recognition of Cemig’s position as a global investment option.

The principal Brazilian stock index – the Ibovespa of the São Paulo Stock Exchange – was up 15.03% in full-year 2018, closing the period at 87,887 points. Cemig’s shares very significantly outperformed that index and also the Brazilian electric power sector index: in 2018 the common (ON) shares appreciated by 137.78%, and the preferred (PN) shares rose 116.76%. The ADRs traded in New York for Cemig’s shares appreciated by similar high percentages in 2018: the ADR for the preferred shares – ticker CIG – rose 86.55%; and the ADR for the common shares – CIG.C – rose 115.25%, in the year.

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Appreciation of Cemig securities, vs. market, in 2018 – %

Cemig’s long-term ratings

This table shows long-term credit ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A–(bra)	Positive	A–(bra)	Positive	A–(bra)	Positive
S&P	brA+	Stable	brA+	Stable	brA+	Stable
Moody’s	Baa2.br	Stable	Baa2.br	Stable	Baa2.br	Stable

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B+	Positive	B+	Positive	B+	Positive
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Stable	B1	Stable	B1	Stable

Ratings of Cemig Eurobond:

Agency	Cemig		Cemig GT
	Rating	Outlook	Rating	Outlook
Fitch	B+	Positive	B+	Positive
S&P	B	Stable	B	Stable

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Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards), and are in thousands of Reais (R$ ’000)

PROFIT AND LOSS ACCOUNTS

Consolidated R$ ’000	4Q18	4Q17%		2018	2017	%
REVENUE	5,471,966	6,557,909	(16.56)	22,266,217	21,711,690	2.55
OPERATING COSTS
Personnel	(422,110)	(351,359)	20.14	(1,410,491)	(1,627,026)	(13.31)
Employees’ and managers’ profit shares	(53,940)	21,137	—	(76,761)	(4,640)	1.554.33
Post-retirement benefits	(86,677)	522,277	—	(337,005)	228,660	—
Materials	(29,997)	(27,621)	8.60	(104,416)	(70,927)	47.22
Outsourced services	(334,574)	(293,388)	14.04	(1,087,409)	(973,957)	11.65
Electricity purchased for resale	(2,508,133)	(3,234,084)	(22.45)	(11,084,194)	(10,919,476)	1.51
Depreciation and amortization	(215,489)	(232,985)	(7.51)	(834,593)	(849,768)	(1.79)
Operating provisions	(64,650)	(294,875)	(78.08)	(466,768)	(853,668)	(45.32)
Charges for use of the national grid	(338,511)	(382,584)	(11.52)	(1,479,414)	(1,173,923)	26.02
Gas bought for resale	(340,182)	(280,762)	21.16	(1,238,085)	(1,070,623)	15.64
Infrastructure construction costs	(305,284)	(381,995)	(20.08)	(897,490)	(1,118,749)	(19.78)
Other operating expenses, net	(140,460)	(71,365)	(96.82)	(403,601)	(382,946)	5.39

TOTAL COST	(4,840,007)	(5,007,604)	(3.35)	(19,420,227)	(18,817,043)	3.21
Share of profit (loss) in associates and joint ventures	(27.563)	(231,560)	(88.10)	(103,549)	(252,240)	(58.95)
Restatement of prior equity holding in the subsidiaries acquired	(119,117)	—	—	(119,117)	—	—
Adjustment for impairment of Investments	(127,427)	—	—	(127,427)	—	—

Operational profit before financial revenue (expenses) and taxes	357,852	1,318,745	(72.86)	2,495,897	2,642,407	(5.54)
Finance income	854,217	253,648	236.77	1,705,679	803,713	112.22
Finance expenses	(185,369)	(528,313)	(64.91)	(2,224,161)	(1,800,264)	23.55

Pre-tax profit	1,026,700	1,044,080	(1.66)	1,977,415	1,645,856	20.15
Current and deferred income tax and Social Contribution tax	(311,010)	(439,666)	(29.26)	(599,124)	(644,260)	(7.01)

Profit for the business year from going concern operations	715,690	604,414	18.41	1,378,291	1,001,596	37.61

Net Profit for the business year from discontinued operations—Light	113,733	—	—	113,733	—	—

Net Profit for the business year from discontinued operations – telecom assets	214,041			249,689

NET PROFIT FOR THE YEAR	1,043,464	604,414	72.64	1,741,713	1,001,596	73.89

Net profit for the period attributable to equity holders of the parent	1,002,368	604,204	65.90	1,700,099	1,000,954	69.85
Net profit for the period attributable to non-controlling interests	41,096	210	19,469.5	41,614	642	6,381.9

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4Q18 RESULTS

Cemig reports net profit of R$ 1,002,368 in 4Q18, compared to R$ 604,204 in 4Q17.

This reflected:

◾	A gain of R$ 378,316, on sales of telecom assets.

◾	Lower equity method loss in non-consolidated investees this year, due to a less negative result from Renova Energia, and a higher gain than last year arising from Belo Monte.

◾

A gain on restatement of prior equity holding in the subsidiaries acquired, of R$ 79,693 this year, resulting from the elimination of crossover stockholdings between Cemig and Energimp in the wind power companies Praia de Parajuru, Volta do Rio and Praia de Morgado. (This resulted in Cemig GT becoming owner of 100% of Parajuru and Volta do Rio, and Energimp becoming owner of 100% of Morgado.)

	Parajuru	Volta do Rio	Total
Fair Value at December 31, 2018	145,880	180,976	326,856
Equity interest held by the Company before the acquisition of control	49%	49%	49%
Cemig GT’s original interest, valued at fair value on the acquisition date	71,481	88,679	160,160
Original book value	50,652	29,815	80,467

Restatement of prior equity holding in the subsidiaries acquired	20,829	58,864	79,693

◾

A loss on restatement of prior equity holding in the subsidiaries acquired of R$ 198,810 results from the remeasurement of the fair value of Light and Lightger. After the disposal of the shares of RME by the other shareholders, Cemig now holds a direct and indirect interest of 49.99% of Light and now has control of the same. Considering that the Company had sole control with Light, in the investees Lightger, Axxiom, Amazônia Energia, Guanhães Energia and Itaocara, these investees also began to be controlled, and this re-evaluation was necessary. On November 30, 2018, the Company classifies its investment in Light, Lightger, Axxiom, Amazônia Energia, Guanhães Energia and Itaocara as assets held for sale and results of discontinued operations.

	Light	Lightger	Total
Fair Value at November 30, 2018	3,197,686	256,853	3,454,539
Equity interest held by the Company before the acquisition of control	47.265%	49.00%
Cemig’s original interest, valued at fair value on the acquisition date	1,511,386	125,858	1,637,244
Original book value	(1,794,187)	(41,868)	(1,836,055)

Restatement of prior equity holding in the subsidiaries acquired	(282,799)	83,990	(198,811)

◾

Cemig reported financial revenue of R$ 570,454 with a gain on the hedge transaction related to the Eurobond issue and a foreign exchange variation gain of R$ 199,104, on that (dollar-denominated) issue in 4Q18.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(i)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada – ACR).

In 4Q18 the Cemig group sold a total volume of 14,340,377 MWh, which was 0.59% less than in 4Q17. The total in the year was 55,554,644 MWh, or 0.50% higher than in full-year 2017.

Sales of electricity to final consumers in 4Q18, plus Cemig’s own consumption, totaled 11,117,364 MWh, or 2.78% more than in 4Q17.

Sales to distributors, traders, other generating companies and independent power producers in 2018 were 3,223,013 MWh, or 10.71% less than in 2017.

In December 2018 the Cemig Group billed 8,409,535 customers – growth of 0.74% in the client base from December 2017. Of these, 8,409,183 were in the group comprising final consumers and Cemig’s own consumption; and 352 were other agents in the Brazilian power industry.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The chart below itemizes the Cemig Group’s sales to final consumers in the year, by consumer category:

Total consumption of electricity (GWh)

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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This table itemizes the Cemig Group’s sales to final consumers, by consumer category:

Consolidated	MWh (**)		Change, %	Average price 4Q18 R$/MWh	Average price 4Q17 R$/MWh	MWh (**)
	4Q18	4Q17				2018	2017
Residential	2,618,259	2,518,443	3.96	912.72	811.83	10,266,434	10,008,423
Industrial	4,554,482	4,597,863	(0.94)	286.32	276.87	17,689,182	17,760,807
Commercial, Services and Others	2,185,009	1,926,097	13.44	595.96	583.11	8,380,346	7,507,310
Rural	837,708	882,390	(5.06)	558.53	481.80	3,615,402	3,651,472
Public authorities	229,774	221,182	3.88	719.81	641.17	871,325	865,803
Public lighting	345,642	336,739	2.64	465.36	414.69	1,383,878	1,366,938
Public services	338,328	323,378	4.62	541.58	490.16	1,315,479	1,301,135

Subtotal	11,109,202	10,806,092	2.80	537.69	491.00	43,522,046	42,461,888
Own consumption	8,161	10,531	(22.50)	—	—	41,244	37,477
Wholesale supply to agents in Free and Regulated Markets ( * )	3,223,014	3,606,529	(10.71)	232.56	121.44	11,991,355	12,777,405

Total	14,340,377	14,426,152	(0.59)	467.79	437.65	55,554,645	55,276,770

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
(**)	Information not reviewed by the external auditors.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks ( excluding own consumption) in 4Q18 totaled 11,304,557 MWh, or 4.18% more than in 4Q17.

There are two components of this increase: consumption by the captive market 2.22% higher YoY, and use of the network by Free Clients 6.86% higher YoY.

Captive market + Energy carried	4Q18	4Q17%		2018	2017	%
Residential	2,618,259	2,518,443	3.96	10,266,434	10,008,423	2.58
Industrial	5,198,468	4,898,271	6.13	20,381,534	19,027,580	7.12
Commercial, Services and Others	1,650,362	1,582,477	4.29	6,358,255	6,237,494	1.94
Rural	840,779	885,102	(5.01)	3,627,418	3,655,571	(0.77)
Public authorities	229,774	221,182	3.88	871,325	865,803	0.64
Public lighting	345,642	336,739	2.64	1,383,878	1,366,938	1.24
Public services	338,329	323,378	4.62	1,315,479	1,301,135	1.10
Concession holder	82,944	84,895	(2.30)	311,146	328,743	(5.35)

Total	11,304,557	10,850,486	4.18	44,515,469	42,791,687	2.58

The Cemig group billed a total of 8,408,342 customers in December 2018 (this excludes the group’s own consumption).

Of this total, 1,138 are Free Clients that use Cemig D’s distribution network.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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Cemig D	Number of clients		Change, %
	Dec. 31, 2018	Sep. 30, 2018
Residential	6,817,365	6,823,525	(0.09)
Industrial	72,341	72,870	(0.73)
Commercial, Services and Others	720,535	720,339	0.03
Rural	712,792	710,689	0.30
Public authorities	64,322	64,503	(0.28)
Public lighting	6,418	6,252	2.66
Public services	13,431	12,948	3.73

	8,407,204	8,411,126	(0.05)
Total energy carried
Industrial	574	565	1.59
Commercial	555	530	4.72
Rural	6	5	20.00
Concession holder	3	3	—

	1,138	1,103	3.17

Total	8,408,342	8,412,229	(0.05)

Physical totals of transport and distribution – MWh

Metered market	MWh		Change, %
	4Q18	4Q17
Total energy carried
Transported for distributors (metered)	78,888	79,009	(0.15)
Transported for Free Clients (metered)	4,910,682	4,620,180	6.29
Own load + Distributed generation (1)
Consumption by captive market – Billed supply	6,403,350	6,259,053	2.35
Losses in distribution network	1,495,894	1,738,008	(13.93)

Total energy carried	12,891,814	12,696,250	1.54

(1)	Includes distributed microgeneration.

The electricity market of Cemig GT

Cemig GT billed a total of 7,647,778 MWh in 4Q18, 4.33% higher than in 4Q17.

The number of clients billed – 1,306 – was 5.07% higher than in December 2017.

Of these: 1,257 were in the industrial, commercial and rural categories, 29 were distribution companies, and 20 were traders, generators and independent power producers.

Free Clients in the industrial, commercial and rural categories consumed 4,544,107 MWh in 4Q18, or 3.80% more than in 4Q17. This growth is due to the commercial category consuming 37.59% more year-on-year.

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Trading of electricity to other agents in the electricity sector in the Free Market in 4Q18 totaled 2,482,617 MWh, 17.13% less than in 4Q17. In 2017 Cemig GT’s sales to electricity traders, including short-term contracts, had been higher. Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market often result from taking previously-created selling opportunities, which lead to short-term sales contracts.

Sales in the Regulated Market in 4Q18, including sales to Cemig D, totaled 620,663 MWh, which was 0.15% less than in 1Q16. This was due to:

Cemig GT	(MWh)		Change, %
	4Q18	4Q17
Free Clients
Industrial	3,463,264	3,530,574	(1.91)
Commercial	833,517	605,813	37.59
Rural	548	—	—
Free Market – Free contracts	2,482,617	2,995,687	(17.13)
Regulated Market	586,404	586,704	(0.05)
Regulated Market – Cemig D	34,259	33,028	3.72

Total	7,400,607	7,751,806	(0.05)
SPCs of Cemig GT
Free Clients
Industrial	246,778	241,568	2.16

Total	7,647,385	7,993,374	(4.33)

Supply quality indicators – DEC and FEC

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent routine of preventive inspection and maintenance of substations and distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DEC (Average Interruption Duration, in hours), and FEC (Average Interruption Frequency, in number of outages), since January 2016.

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Consolidated operational revenue

Revenue from supply of electricity

Total revenue from supply of electricity in 4Q18 was R$ 6,708,348, or 6.25% higher than in 4Q17 (R$ 6,313,607).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q18 was R$ 5,973,290, or 12.58% more than in 4Q17 (R$ 5,305,759). The main factors in this revenue were:

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2018, with an average upward effect of 23.19% on consumer tariffs.

◾

Higher revenues under the ‘Flag Tariffs’: R$ 279,989 in 4Q18, vs. R$ 195,716 in 4Q17. This reflects the low level of reservoirs, activating the ‘Yellow Flag’ and ‘Red Flag’ additional tariff rates, leading to higher revenue in 2018.

◾	Volume of electricity sold to final consumers was 2.80% higher year-on-year.

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R$ ’000	4Q18	4Q17%		2018	2017
Residential	2,389,729	2,044,538	16.88	8,658,157	7,841,851
Industrial	1,304,031	1,272,999	2.44	4,892,887	4,906,865
Commercial, Services and Others	1,302,171	1,123,123	15.94	4,683,418	4,341,962
Rural	467,888	425,134	10.06	1,793,459	1,628,883
Public authorities	165,394	141,816	16.63	574,975	531,761
Public lighting	160,847	139,641	15.19	585,260	536,788
Public services	183,230	158,508	15.60	646,399	589,451

Subtotal	5,973,290	5,305,759	12.58	21,834,555	20,377,561
Supply not yet invoiced, net	(38,852)	105,621	—	47,602	60,880

Total, final consumers	5,934,438	5,411,380	9.67	21,882,157	20,438,441
Wholesale supply to other concession holders (*)	749,547	438,339	71.00	3,001,538	1,727,527
Wholesale supply not yet invoiced, net	24,363	463,888	(94.75)	(11,700)	1,535,393

Total	6,708,348	6,313,607	6.25	24,871,995	23,701,361

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), for transport of electricity sold. In 4Q18 this revenue was R$ 624,641, or 64.39% higher than in 4Q17 (R$ 379,970), with the following factors:

◾	Upward adjustment of approximately 36% in the TUSD, in Cemig D’s 2018 annual tariff adjustment, effective from May 28, 2018.

◾	Growth in use of the network (MWh) and in billed demand (MW).

◾	Increase in the number of facilities being billed for the charge for use of the distribution system.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account – and electricity bought for resale are significant components) and the costs that were used in calculating rates charged to consumers. In 4Q18 the amount for reimbursement in the subsequent tariff was R$ 189,274 – this is 77.47% below the amount subject to reimbursement in 4Q17, of R$ 840,044.

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Changes in balances of financial assets and liabilities:

R$ ’000
Balance at Sep. 30, 2017	(603,961)
Net total of financial liabilities constituted	588,401
Asset realized	251,643
Payments from the Flag Tariff Centralizing Account (‘CCRBT’)	(280,686)
Updating – Selic rate	(1,187)

Balance at Dec. 31, 2017	(45,790)

Balance at Sep. 30, 2018	1,204,748
Net constitution of financial assets	229,676
Assets realized	(40,402)
Payments from the Flag Tariff Centralizing Account	(340,172)
Updating – Selic rate	26,843

Balance at Monday, December 31, 2018	1,080,693

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT, or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized costs of thermal generation and exposure to short-term market prices, and (ii) the amounts covered by the tariff.

Revenue from reimbursements – Transmission assets

In 4Q18 this revenue was R$ 42,211, a reduction of 45.51% compared to 4Q17 (R$ 77,468). The indemnity to be received, updated to December 31, 2018, in the amount of R$ 1,296,314 (R$ 1,928,038 on December 31, 2017), corresponds to the following credits:

Revenue from transactions on the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 4Q18 was R$ 28,095, compared to R$ 323,601 in 4Q17 – a year-on-year reduction of 91.32%. The lower revenue from this source reflects the lower quantity of energy available for settlement in the wholesale market in 4Q18, and the average Spot Price (PLD Southeastern Region) being 60.24% lower (R$ 158.8824/MWh in 4Q18, vs. R$ 398.3902/MWh in 4Q17).

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Revenue from supply of gas

Revenue from supply of gas in 4Q18 was 19.85% higher YoY, at R$ 542,979, compared to R$ 453,056 in 4Q17. This basically reflects increases in tariffs, taking into account the reduction in volume of gas sold to the thermal electricity generating plants, since in this period they were not dispatched by the National Electricity System Operator (ONS).

Gasmig’s continuation of its more assertive sales policy as from 2017 helped to keep the global volume of gas sold to the non-thermoelectric segment of the market practically stable, mitigating the effects of that retraction.

Market (’000 m3/day)	2013	2014	2015	2016	2017	2018
Residential	0.17	0.72	1.04	3.38	11.44	17.73
Commercial	20.38	23.15	22.42	24.68	32.67	39.37
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,453.22	2,400.41
Other expenses	106.33	99.64	119.87	120.19	126.15	155.14

Total market excluding thermal plants	2,861.83	2,972.75	2,566.11	2,322.01	2,623.47	612.65
Thermal generation	1,214.50	1,223.99	1,309.13	591.52	990.89	414.04

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,614.36	3,026.69

Supply of gas to the residential market began in March 2013. In December 2018, a total of 41,377 households were invoiced.

Number of clients	2013	2014	2015	2016	2017	2018
Residential	455	1,446	3,820	14,935	30,605	41,377
Commercial	152	177	218	394	591	756
Industrial	119	111	113	112	107	109
Others	91	88	62	49	50	57
Thermal generation	2	2	2	2	2	2

Total	819	1,824	4,215	15,492	31,355	42,301

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Taxes and charges on revenue

The total of these taxes and charges reported as deductions from revenue in 4Q18 was R$ 3,494,662 – or 22.93% more than in 4Q17 (R$ 2,842,711). Significant variations:

Consumer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Consumer charges under the ‘Flag’ Tariff band system were 43.06% higher, totaling R$ 279,989, in 4Q18, than in 4Q17 (R$ 195,716).

The ‘Flag’ Tariff component – history
Jan. 2018	Feb. 2018	Mar. 2018	Apr. 2018	May 2018	Jun. 2018
Green	Green	Green	Green	Yellow	Red II
Jan. 17	Feb. 2017	Mar. 2017	Apr. 2017	May 2017	Jun. 2017
Green	Green	Yellow	Red	Red	Green
Jul. 2018	Aug. 2018	Sep. 2018	Oct. 18	Nov. 2016	Dec. 18
Red II	Red II	Red II	Red II	Yellow	Green
Jul. 2017	Aug. 2017	Sep. 2017	Oct. 17	Nov. 2017	Dec. 17
Yellow	Red	Yellow	Red II	Red II	Red

Operating costs and expenses

Operational costs and expenses totaled R$ 4,840,007 in 4Q18, or 3.35% less than in 4Q17 (R$ 5,007,604).

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The following paragraphs comment on the main variations:

Personnel

The expense on personnel in 4Q18 was R$ 422,110, or 20.14% more than in 4Q17 (R$ 351,359). The higher expense reflects the accounting of R$ 65,596 with the 2019 PDVP, the increased number of employees hired in the most recent public competition (282 hirings in 4Q18), and the salary adjustment of 4.00% as from November 2018, under the Collective Work Agreement.

Number of employees

2019 Programmed Voluntary Retirement Plan (‘PDVP’)

In December 2018 the Company approved the 2019 Programmed Voluntary Retirement Plan (‘the 2019 PDVP’). Those eligible to take part were any employees who had worked with the Company for 25 years or more by December 31, 2018. The acceptance period was from January 7 to 31, 2019. The plan will pay the standard legal severance payments – including: payment for the period of notice, deposit of an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation, with no provision for any additional premium.

An amount of R$ 65,596 was appropriated as expense on the 2019 PDVP, including severance payments, corresponding to acceptance by 559 employees during 2018.

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Reopening of the Scheduled Voluntary Withdrawal Program (PDVP 2019)

In March 2019, the Company approved the reopening of the voluntary termination program (PDVP 2019), with an adhesion period from April 1 to 10, 2019, with changes in the requirements for membership, maintaining the same financial conditions.

Electricity purchased for resale

The expense on electricity bought for resale in 4Q18 was R$ 2,508,133, or 22.45% less than in 4Q17 (R$ 2,234,084). This reflects the lower expense on power supply acquired by auction in the Regulated Environment – 41.80% lower in 4Q18, at R$ 787,752, compared to R$ 1,353,632 in 4Q17.

Due to the low level of the water reservoirs of the hydroelectric plants in the system, the number of thermoelectric plants dispatched was larger in 4Q17 – with a consequent higher expense on fuel.

R$ ’000	4Q18	4Q17%
Supply from Itaipu Binacional	343,216	309,751	10.80
Physical guarantee quota contracts	178,277	117,286	52.00
Quotas for Angra I and II nuclear plants	66,711	60,944	9.46
Spot market	155,360	317,341	(51.04)
Proinfa Program	85,002	76,831	10.64
‘Bilateral’ contracts	126,304	114,676	10.14
Electricity acquired in Regulated Market auctions	787,752	1,353,632	(41.80)
Acquired in Free Market	1,005,740	1,197,313	(16.00)
Pasep and Cofins credits	(240,229)	(313,690)	(23.42)

	2,508,133	3,234,084	(22.45)

Operating provisions

Operational provisions were 78.08% lower year-on-year in the quarter – at R$ 64,650 in 4Q18, compared to R$ 294,875 in 4Q17. The main factors are:

◾

In 2017 there were was an increase in provisions for employment-law legal actions relative to the prior year due to re-evaluations of potential losses in various legal actions as a result of change in the procedural phase of provisional execution, and case law This affects actions disputing: the basis for calculation of hazardous work remuneration; claims for equal payment for allegedly unlawful outsourcing; and subsidiary/joint liability. In 2018, new case law of the Federal Supreme Court (STF) on the lawfulness of outsourcing of any activities, whether for means or for end-use, led to re-evaluation of the potential loss on several actions on this subject, with consequent reduction of the amounts previously provisioned.

◾

Reduction of the fair value of the Parati/RME and SAAG investment options.The exercise price of the option was calculated from the sum of the value of the amounts injected by the fund into the investee, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by RME and Lepsa. The exercise price is subject to monetary updating by the CDI (Interbank CD) rate plus financial remuneration at 0.9% per year. The mechanism for exercise of the options was divided into two stages, as follows: The first was exercised on November 30, 2017, when Cemig acquired the totality of the shares in Lepsa, and the totality of the preferred shares in RME, held by BB-BI, BV Financeira and Santander, which corresponded to fair value of R$ 185,358, comprising R$ 147,163 in Lepsa and R$ 38,195 in RME. On November 30, 2018 the second stage of the options was exercised, in which Cemig acquired the totality of the common shares in RME held by BB-Banco de Investimento S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A., for R$ 659,378, and settled all commitments to these stockholders in relation to the Put Option. With this acquisition Cemig became holder of 100% of the share capital of RME.

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The changes in the value of the options in 2018 and 2017 were as follows:

R$ ’000	Consolidated
Balance at Dec. 31, 2016	1,149,881
Variation in fair value	187,568
Exercise of put option – 1st stage	(830,217)

Balance at Dec. 31, 2017	507,232

Change in fair value	152,146
Exercise of put option – 2nd stage	(659,378)
Balance at Monday, December 31, 2018	—

The effects of the options contract on the profit for 2017 and 2018 were recognized at fair value based on the Black-Scholes-Merton analysis. The following variables were taken into account: exercise price of the option; closing price of the stock of Light on the record dates (as a reference for the value of the indirect equity interest held by the direct stockholders of RME and Lepsa in Light); the risk-free interest rate; volatility of the price of the underlying asset; and the time to maturity of the option.

Default – Moving average

In 2018 two marked features of the economy were: instability in the financial market, combined with continuation of the slow process of recovery in economic activity.

GDP growth in 2018 was an improvement on 2017, but the initial higher growth in the year was contained after the acute adverse supply shock caused by the truck drivers’ strike in May.

The business confidence index, and consumer expectations, are both improving, and although unemployment is still high it diminished by two percentage points in relation to 2017.

To combat a record level of default, in 2018 Cemig redoubled efforts to collect overdue customer bills. This effort used an additional budget approved for this year in an attempt to recover the previous losses of revenue. Some results have already been achieved. Since December 2016 there has been no significant increase in Cemig’s default percentages, showing that this situation is being held under control. In the residential consumer category – the largest segment of the captive market – default in 2018 was 7.6% lower than in 2017, and 11.6% lower than in 2016. In view of this, we expect to see a more consistent fall in the total financial volume of default from now on.

Cemig uses various tools of communication and collection to prevent increase in default. These include contact by telephone and email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice by a defaulting consumer.

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In 2018 the Company carried out a robust program of consumer disconnections, and thanks to an additional budget approved by the Executive Board to combat default it was possible to disconnect more than 1,340,000 consumer units, across all the consumer categories. This was the largest-ever number of consumer disconnections ever carried out by the Company in a single year.

As well as these various collection tools, in 2018 Cemig launched a campaign offering special conditions for negotiation and re-negotiation for low-voltage consumers, hospitals and public authorities.

With the more intense application of the tools for collection, and actual disconnection of past due consumers, the Company is even more confident that default indices will be reduced in the coming years.

Moving Average Delinquency

Gas bought for resale

In 4Q18 the Company’s expense on acquisition of gas was R$ 340,182, 21, which was 21.16% more than its comparable expense of R$ 280,762 in 4Q17. This higher expense mainly reflects increases in the prices of gas purchased, reflecting the lower quantity of gas bought for resale, principally to the thermal electricity generation market (242,953 m³ in 4Q8, vs. 330,341 m³ in 4Q17). The price of gas suffered a significant effect from exchange rate variation in 2018.

Share of profit (loss) in associates and joint ventures

In 4Q18 Cemig posted a net loss by the equity method in unconsolidated investees of R$ 27,563, which compares with a net loss of R$ 231,560 in 4Q17. This lower negative figure mainly reflecting a lower equity method gain in Renova (loss of R$ 106,100 in 4Q18, vs. R$ 340,201 in 4Q17).

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Financial revenue and expenses

Cemig reported net financial revenue in 4Q18 of R$ 668,848, which compares with net financial expenses of R$ 274,665 in 4Q17. The main factors are:

◾

Revenue from late charges on client electricity bills were 36.67% higher year-on-year, at R$ 92,373 in 4Q18, compared to R$ 67,588 in 4Q17. A major component in this came from renegotiation of amounts owed on electricity bills by entities of the Minas Gerais State administration – with recognition of monetary updating.

◾

In 4Q18 there was also a gain, of R$ 570,454, on the hedge transaction related to the Eurobond issue. In this quarter the adjustment to fair value resulted in a positive effect, due to a lower variation in the future curve for the DI (Interbank Deposit) rate than in the future curve for the US dollar exchange rate. This gain should be seen together with the expense on foreign exchange variation arising from the Eurobond.

◾	Recognition in 2018 of a gain of R$ 56,320 relating to charges for credits owed by related parties. Of this total, R$ 38,943 arose from the Debt Recognition Agreement (‘TARD’) with Renova.

See more details in this Material Announcement:

http://cemig.infoinvest.com.br/enu/17248/Fato%20Relevante_Cemig_CemigGT_Renova_ing.pdf

◾

There was a foreign exchange variation gain of R$ 199,104, in 4Q18, relating to the Eurobond issue (denominated in US dollars).That issue was placed in two parts: US$1 billion (R$ 3.2 billion) in 2017, and US$500 million (R$ 1.9 billion) in July 2018).

◾	Revenue from financial updating in the arbitration proceedings between Cemig GT and Energimp, comprising a gain of R$ 76,896:

o

Energimp’s debt to the Company arose from non-compliance with the deadline for start of operation of the three wind farms in February 2009. This delay gave rise to an adjustment to the original acquisition price, with the related financial updating and indemnities, through an Arbitration Proceeding held in the Market Arbitration Chamber, in which judgment was given on May 30, 2017. On December 20, 2018, upon compliance with the suspensive conditions specified in the related Transaction Agreement, elimination of crossover stockholdings was completed, with Cemig GT acquiring the 51% equity interest held by Energimp in the companies Parajuru and Volta do Rio, which thus became wholly-owned subsidiaries of Cemig GT. At the same time, Energimp became owner of 100% of the share capital of Morgado, having acquired Cemig GT’s 49% equity interest in that company.

◾

Monetary updating of the balances of CVA: a financial gain of R$ 26,843 in 4Q18. The positive and negative balances of CVA are updated by the Selic rate. This variation arises from there being an asset balance of CVA in 4Q18, leading to posting of a financial gain for updating the balance.

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Ebitda

Cemig’s consolidated Ebitda in 4Q18 was 36.29% lower than in 4Q17. This mainly reflects the reversal of R$ 619,297 in expenses on post-employment obligations, recorded on December, 31, 2017, arising from the changes in the life insurance policy. Ebitda margin in 4Q18 was 18.07%, compared to 23.67% in 4Q17.

Ebitda – R$’000	4Q18	4Q17%		2018	2017	%
Net profit (loss) for the period	1,002,368	604,414	65.84	1,700,099	1,001,596	69.74
+ Income tax and Social Contribution tax	311,010	439,666	(29.26)	599,124	644,260	(7.01)
+ Income tax and Social Contribution tax from discontinued operations – telecom assets	128,627	—	—	128,627	—	—
+ Net finance income (expenses)	(668,848)	274,665	—	518,482	996,551	(47.97)
+ Depreciation and amortization	215,489	232,985	(7.51)	834,593	849,768	(1.79)

= Ebitda	988,646	1,551,730	(36.29)	3,780,925	3,492,175	8.27

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DEBT

The Company’s total consolidated debt at December 31, 2018 was R$ 14,771,828. This is 2.60% higher than at December 31, 2017. In July 2018 Cemig raised US$500 million (R$ 1.9 billion) outside Brazil, through Cemig GT, in the second tranche (retap) of Cemig GT’s Eurobond issue, initially placed in December 2017 with maturity in 2024 and six-monthly coupon of 9.25% p.a. The Company contracted a hedge structure comprising: a Call Spread on the principal, in which Cemig GT was hedged in the interval between R$ 3.85/US$ and R$ 5.00/US$; and a swap for 100% of the interest, in which the 9.25% p.a. coupon was replaced by a rate equivalent to 125.52% of the CDI rate – a significant improvement in relation to the hedge transaction on the original issue, in which the rate was equivalent to 150% of the CDI rate. The proceeds were allocated to payment of debts with shorter maturities and higher average cost, resulting in lengthening of the debt profile and reduction of the Cemig GT’s financial expenses.

Debt amortization (R$ mn)

	Dec. 31, 2018	Dec. 31, 2017	Change%
Cemig
Total debt	14,771,828	14,397,697	2.60
Net debt	13,068,790	12,279,303	6.43
Cemig GT
Total debt	8,198,912	8,320,163	-1.46
Net debt	7,713,870	7,381,202	4.51
Cemig D
Total debt	6,263,408	5,682,691	10.22
Net debt	5,347,136	4,851,213	10.22

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Covenants – Eurobonds

For as long as the Eurobonds are in circulation, Cemig and Cemig GT will publish the calculations of each sub-item of the Ebitda Covenant, the Net Debt Covenant, and the Total Debt Guaranteed, and also calculations for the following agreed financial indicators: Net Debt Covenant / Ebitda Covenant; and Total Debt Guaranteed / Ebitda.

Below is the current example of the calculation:

12 months R$ (in million)	December 31, 2018
	GT	H
Net income for the period/year (i)	825	1,906
Net financial expenses	375	1,181
Income tax and Social Contribution tax	420	747
Depreciation and amortization	193	1,406

EBITDA	1,813	5,240

minus minority interest result	352	189
minus provision for the variation in value of the put option obligations	108	156
minus non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	106	134
plus non-cash expenses and non-cash charges, to the extent they are non-recurring	—	—
minus non-cash credits and gains increasing net income, to the extent they are non-recurring	(80)	119
minus any cash payments made on a consolidated basis during such period relating to non-cash charges that were added back in determining covenant EBITDA in any prior period	—	—
plus expenses related to adherence to the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT), incurred in the third quarter of 2017	—	—
minus non-cash revenues related to transmission and generation indemnification	(306)	(306)
plus cash dividends received from minority investments (as measured in the statement of cash flows)	108	313
minus monetary updating of concession grant fees	(321)	(321)
plus cash inflows related to power generation concession grant fee	250	250
plus cash inflows related to transmission revenue for cost of capital coverage	249	249
plus cash inflows from generation indemnification, provided that such amount shall not exceed 30% of the sum of clauses (i) through this definition of Covenant EBITDA	932	1,139

Covenant EBITDA	3,211	7,162

Consolidated Indebtedness	8,199	24,800
plus debt contracts with Forluz	233	1,029
plus carrying liability of any put option obligation	433	433
minus escrow account amounts deposited to satisfy any put option obligation	—	—
minus consolidated cash and cash equivalents; plus consolidated marketable securities recorded as current assets	(464)	(3,278)

Covenant Net Debt	8,401	22,984(2)

Covenant net debt/covenant EBITDA	2.62	3.21
Limit Covenant Net Debt to Covenant EBITDA Ratio	5.00	4.25
Total Secured Debt		7,244
Covenant EBITDA		7,162
Total Secured Debt to Covenant EBITDA Ratio		1.01
Limit Covenant Net Debt to Covenant EBITDA Ratio		1.75

(1)	The limits on financial indicators are required to be complied with six-monthly, in December and June.
(2)	Cemig + Light – pro forma

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Appendices

Results by business segment

INFORMATION BY SEGMENT ON DECEMBER 31, 2018
DESCRIPTION	ELECTRICITY			GAS	TELECOMS (1)	OTHER	ELIMINATIONS	TOTAL
	GENERATION(1)	TRANSMISSION	DISTRIBUTION(1)
ASSETS OF THE SEGMENT	14,670,719	3,862,238	37,840,059	1,822,176	9,584	2,606,857	(956,960)	59,854,673
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,055,190	1,162,879	—	—	—	16,509	—	5,234,578
ADDITIONS TO THE SEGMENT	558,649	—	129,602	91	8,646	195	—	697,183
ADDITIONS TO FINANCIAL ASSETS	—	95,712	726,713	70,228	—	—	—	892,653
GOING CONCERN OPERATIONS
NET REVENUE	6,374,319	675,656	13,756,860	1,618,942	—	133,704	(293,264)	22,266,217
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(3,917,436)	—	(7,237,526)	—	—	(2)	70,770	(11,084,194)
Charges for use of the national grid	(216,413)	—	(1,463,469)	—	—	—	200,468	(1,479,414)
Gas bought for resale	—	—	—	(1,238,085)	—	—	—	(1,238,085)

Total	(4,133,849)	—	(8,700,995)	(1,238,085)	—	(2)	271,238	(13,801,693)
OPERATING COSTS AND EXPENSES
Personnel	(229,871)	(108,125)	(965,345)	(59,812)	(17,854)	(29,484)	—	(1,410,491)
Employees’ and managers’ profit shares	(10,278)	(6,651)	(50,506)	—	351	(9,677)	—	(76,761)
Post-retirement obligations	(45,619)	(26,716)	(224,041)	—	—	(40,629)	—	(337,005)
Materials	(38,516)	(5,059)	(57,526)	(1,802)	(1,209)	(325)	21	(104,416)
Outsourced services	(123,462)	(40,338)	(880,318)	(20,472)	(8,707)	(29,517)	15,405	(1,087,409)
Depreciation and amortization	(164,158)	—	(594,922)	(73,505)	(1,291)	(717)	—	(834,593)
Operational provisions (reversals)	(106,697)	(11,526)	(332,200)	1,516	605	(18,466)	—	(466,768)
Construction costs	—	(95,712)	(756,964)	(44,814)	—	—	—	(897,490)
Other operational expenses net	(64,961)	(16,906)	(203,352)	(12,884)	(3,218)	(108,878)	6,600	(403,599)

Total cost of operation	(783,562)	(311,033)	(4,065,174)	(211,773)	(31,323)	(237,693)	22,026	(5,618,532)
OPERATING COSTS AND EXPENSES	(4,917,411)	(311,033)	(12,766,169)	(1,449,858)	(31,323)	(237,695)	293,264	(19,420,225)
Share of profit (loss) in associates and joint ventures	(352,389)	230,406	33,655	—	(763)	(14,458)	—	(103,549)
Restatement of prior equity holding in the subsidiaries acquired	79,693	—	(52,186)	—	—	(146,624)	—	(119,117)
Adjustment for impairment of Investments	(127,427)	—	—	—	—	—	—	(127,427)
OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	1,056,785	595,029	972,160	169,084	(32,086)	(265,073)	—	2,495,899
Financial revenues	1,112,547	60,959	433,976	83,537	1,223	13,437	—	1,705,679
Financial expenses	(1,536,595)	(4,507)	(620,874)	(37,649)	(4,871)	(19,665)	—	(2,224,161)

PRE-TAX PROFIT	632,737	651,481	785,262	214,972	(35,734)	(271,301)	—	1,977,415
Income tax and Social Contribution tax	(276,236)	(122,073)	(216,737)	(53,288)	11,500	57,710	—	(599,124)

RESULT OF GOING CONCERN OPERATIONS	356,501	529,408	568,525	161,684	(24,234)	(213,591)	—	1,378,293
DISCONTINUED OPERATIONS
Profit (loss) in the period from discontinued operations (Note 30).	12,253	—	61,239	—	289,928	—	—	363,420

NET PROFIT FOR THE PERIOD	368,754	529,408	629,764	161,684	265,694	(213,591)	—	1,741,713

Interest of the controlling shareholders	360,938	529,408	598,840	160,923	265,694	(215,704)	—	1,700,099
Interest of non-controlling shareholder	7,816	—	30,924	761	—	2,113	—	41,614

	368,754	529,408	629,764	161,684	265,694	(213,591)	—	1,741,713

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Power losses

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Capex

R$ million	2018 Realized
GENERATION	268
Investment program	32
Capital injections	236
Aliança Norte	44
SPC – Guanhães	60
SPC – Amazônia Energia Participações (Belo Monte)	71
Usina Hidrelétrica Itaocara S.A.	5
Madeira Energia – Mesa	25
Madeira Energia – SAAG	26
Cemig GT wind farms	5
TRANSMISSION	99
Investment program	99
Cemig D	823
Investment program	823
Holding company
Capital injections	668
Rio Minas Energia – RME	659
Efficientia – Distributed generation	9
TOTAL	1,858

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Sources and Uses of power supply – billed market

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SOURCES AND USES OF ELECTRICITY – 2018
Cemig D – Distribution

SOURCES, TOTAL
45,437 GWh
USES, TOTAL
45,437 GWh
Energy purchased 33,819
Itaipu 5,738
Regulated contracts (1) 17,470
Proinfa (2) 624
'Bilateral contracts' (3) 1,363
Nuclear Supply purchase contracts 1,076
Physical Guarantee Quota contracts 7,549
Generation input directly into the Distribution Network (4) 192
Purchased on CCEE 11,425
Billed market (7) 25,271
Losses in distribution network (5) 6,381
Losses in national grid 500
Sales on CCEE 13,285
Residential 10,277
Industrial 2,586
Commercial 5,189
Rural 3,619
Other 3,599

1. Purchases by Cemig D through Regulated Contracts (CCEARs) and at Adjustment Auctions.
2. Alternative power sources insentivation program (Proinfa).
3. *Coruripe* and *Delta* biomass thermal plants; *Caeté* and *Volta Grande* thermal plants; *Ponte de Pedra* and *Capim Branco* hydroelectric plants.
4. Non-modeled power purchase on the CCEE, and other generation inputs (including distributed microgeneration).
5. Technical and non-technical losses attributed to the captive market and to power transported in the distribution network.
6. Does not include registries in progress with the CCEE (approved but not yet published by CCEE).
7. Captive market and regulated power contracts (CCERs).

SOURCES AND USES OF ELECTRICITY – 2018
Cemig GT (Generation)

SOURCES, TOTAL
32,426 GWh
USES, TOTAL
32,426 GWh
Generation – Center of Gravity 3,774
Cemig 3,829
Geração Igarapé 23
Losses in local network (78)
Purchase contracts 21,046
Purchased on CCEE 3,552
Purchased via MRE 4,054
Total energy transacted
32,426
Sales in Regulated Market and Adjustment Auction
2,492
'Bilateral' contracts
25,326
Operating Agreement
0
Sales on CCEE
4,449
Sales via MRE
159

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Plants

Generation Power Plant	Cemig Group Company	Type of Power Plant	CEMIG’s Stake	Installed Capacity (MW)	Assured Power Levei (avg. MW)	Expiration of Concession
Emborcação	CEMIG GT	UHE	100.00%	1,192.00	499.70	23-jul-25
Belo Monte	Norte	UHE	12.91%	976.52	589.93	26-ago-45
Santo Antônio	SAE	UHE	18.13%	646.90	439.45	12~jun~43
Nova Ponte	CEMIG GT	UHE	100.00%	510.00	270.10	23-jul-25
Irapé	CEMIG GT	UHE	100.00%	399.00	207.90	28-fev-35
Três Marias	CEMIG G. TRÊS MARIAS	UHE	100.00%	396.00	71.70	4-jan-46
Nilo Peçanha	Light Energia	PCH	48.86%	185.69	163.05	4-jun-26
Aimorés	ALIANÇA	UHE	45.00%	148.50	81.86	20-dez-35
Igarapé	CEMIG GT	UTE	100.00%	131.00	71.30	13-ago-24
Salto Grande	CEMIG G. SALTO GRANDE	UHE	100.00%	102.00	22.50	4-jan-46
Amador Aguiar I	ALIANÇA	UHE	39.32%	94.36	60.70	29-ago-36
Ilha dos Pombos	Light Energia	PCH	48.86%	91.46	53.41	4-jun-26
Queimado	CEMIG GT	UHE	82.50%	86.63	56.02	2-jan-33
Amador Aguiar II	ALIANÇA	UHE	39.32%	82.56	51.78	29-ago-36
Funil	ALIANÇA	UHE	45.00%	81.00	38.07	20-dez-35
Sá Carvalho	Sá Carvalho S.A	UHE	100.00%	78.00	56.10	l-dez-24
Fontes Nova	Light Energia	PCH	48.86%	64.49	48.28	4-jun-26
Rosal	Rosal Energia S. A	UHE	100.00%	55.00	29.10	8-mai-32
Itutinga	CEMIG G. ITUTINGA	UHE	100.00%	52.00	8.40	4-jan-46
Igarapava	ALIANÇA	UHE	23.69%	49.75	31.80	30-dez-28
Pereira Passos	Light Energia	PCH	48.86%	48.81	23.70	4-jun-26
Baguari	BAGUARI ENERGIA	UHE	34.00%	47.60	28.80	15-ago-41
Camargos	CEMIG G. CAMARGOS	UHE	100.00%	46.00	6.30	4-jan-46
Volta do Rio	CEMIG GT	EOL	100.00%	42.00	18.41	26-dez-31
Retiro Baixo	Retiro Baixo Energética SA	UHE	49.90%	40.92	18.26	25-ago-41
Porto Estrela	ALIANÇA	UHE	30.00%	33.60	18.54	10-jul-32
Praias de Pajuru	CEMIG GT	EOL	100.00%	28.80	8.39	24-set-32
Santa Branca	Light Energia	PCH	48.86%	27.39	14.85	4-jun-26
Pai Joaquim	CEMIG PCH S.A	PCH	100.00%	23.00	13.91	l-abr-32
Piau	CEMIG G. SUL	PCH	100.00%	18.01	4.06	4-jan-46
Gafanhoto	CEMIG G. OESTE	PCH	100.00%	14.00	2.00	4-jan-46
Cachoeirão	Hidrelétrica Cachoeirão	PCH	49.00%	13.23	8.02	25-jul-30
Dores de Guanhães	Guanhães Energia	PCH	73.92%	10.35	5.28	22-nov-32
Outras	—	—	—	241.15	113.17	—
Total			—	6,057.72	3,134.84

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RAP (Permitted Annual Transmission Revenue) – 2018-2019 cycle

RAP (Permitted Annual Revenue—Transmission )—2018/2019 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig
Cemig GT	636,554,792	100.00%	636,554,792
Cemig GT	613,825,685	100.00%	613,825,685
Cemig Itajuba	22,729,108	100.00%	22,729,108
Centroeste	18,140,778	51.00%	9,251,797
Taesa	2,603,803,047	21.68%	564,504,501
NOVATRANS	413,508,982		89,648,747
TSN	279,621,010		60,621,835
ETEO	91,908,539		19,925,771
ETAU	25,248,700		5,473,918
PATESA	26,074,447		5,652,940
GTESA	5,821,869		1,262,181
MUNIRAH	38,039,315		8,246,924
BRASNORTE	10,222,969		2,216,340
NTE	125,209,896		27,145,505
STE	85,255,564		18,483,406
ATE I	155,388,531		33,688,233
ATE II	240,249,968		52,086,193
ATE III	119,808,219		25,974,422
EATE	113,603,471		24,629,232
ETEP	25,613,916		5,553,097
ENTE	117,370,143		25,445,847
ECTE	9,417,220		2,041,653
ERTE	26,343,256		5,711,218
STC	18,095,274		3,923,055
Lumitrans	11,114,590		2,409,643
EBTE	35,751,304		7,750,883
ESDE	6,735,387		1,460,232
ETSE	3,828,599		830,040
São Gotardo	5,175,272		1,121,999
Transleste	12,762,885		2,766,994
Transirapé	10,187,862		2,208,728
Transudeste	7,646,872		1,657,842
Mariana	14,678,343		3,182,265
Miracema	62,138,421		13,471,610
Aimorés	37,920,467		8,221,157
Paraguaçu	56,602,538		12,271,430
ESTE	53,611,420		11,622,956
Janaúba	185,421,948		40,199,478
ERB1	140,457,477		30,451,181
EDTE	32,968,372		7,147,543
Light	9,728,156	48.86%	4,753,177
RAP TOTAL CEMIG			1,215,064,267

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Tables

Cemig D

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
4Q16	6,402	4,409	10,811	30
1Q17	6,249	4,274	10,523	30
2Q17	6,314	4,287	10,601	30
3Q17	6,232	4,586	10,817	31
4Q18	6,259	4,591	10,850	31
1Q18	6,213	4,637	10,850	31
2Q18	6,343	4,873	11,216	30
3Q18	6,309	4,870	11,179	30
4Q18	6,406	4,906	11,313	31

(1)	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
(2)	Total electricity distributed
(3)	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues (R$ million)	4Q18	4Q17	Change%	2018	2017	Change%
Sales to end consumers	4,868	4,327	12.5	17,840	16,395	8.8
Revenue from Use of Distribution Systems (the TUSD charge)	629	389	61.7	2,066	1,643	25.7
CVA and Other financial components in tariff adjustment	190	840	-77.4	1,973	988	99.7
Construction revenue	213	339	-37.2	757	1,045	-27.6
Others	367	543	-32.4	1,347	1,418	-5.0
Subtotal	6,267	6,438	-2.7	23,983	21,489	11.6
Deductions	2,954	2,408	22.7	10,226	9,177	11.4
Net Revenues	3,313	4,030	-17.8	13,757	12,312	11.7

Operating Expenses (R$ million)	4Q18	4Q17	Change%	2018	2017	Change%
Personnel	295	246	19.92	965	1,123	-14.07
Employees’ and managers’ profit sharing	39	-15	—	51	3	1,600.00
Forluz—Post-retirement obligations	58	-382	—	224	-180	—
Materials	19	11	72.73	58	43	34.88
Outsourced services	261	234	11.54	880	785	12.10
Amortization	155	160	-3.13	595	561	6.06
Operating provisions	81	121	-33.06	332	469	-29.21
Charges for Use of Basic Transmission NetWork	344	341	0.88	1,463	1,002	46.01
Energy purchased for resale	1,541	2,066	-25.41	7,238	6,783	6.71
Construction Cost	213	340	-37.35	757	1,045	-27.56
Other Expenses	78	168	-53.57	255	408	-37.50
Total	3,084	3,290	-6.26	12,818	12,042	6.44

Statement of Results (R$ million)	4Q18	4Q17	Change%	2018	2017	Change%
Net Revenue	3,313	4,030	(17.79)	13,757	12,312	11.74
Operating Expenses	3,084	3,290	(6.26)	12,818	12,042	6.44
EBIT	229	740	(69.05)	939	270	247.78
EBITDA	384	900	(57.33)	1,534	831	84.60
Financial Result	4	-105	—	-187	-418	(55.26)
Provision for Income Taxes, Social Cont & Deferred Income Tax	-44	-215	(79.53)	-217	31	—
Net Income	189	420	(55.00)	535	-117	(557.26)

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Cemig GT

Operating Revenues	4Q18	4Q17	Change%	2018	2017	Change%
Sales to end consumers	1,015	1,026	-1.1	3,954	3,944	0.3
Supply	741	910	-18.6	2,908	3,244	-10.4
Revenues from Trans. Network	146	192	-24.0	589	519	13.5
Gain on monetary updating of Concession Grant Fee	75	77	- 2.6	321	317	1.3
Transactions in the CCEE	17	130	-86.9	185	651	-71.6
Construction revenue	83	14	492.9	95	25	280.0
Transmission indemnity revenue	42	77	-45.5	250	373	-33.0
Generation indemnity revenue	-27	12	—	55	272	-79.8
Others	72	-15	—	127	-6	—
Subtotal	2,164	2,423	-10.7	8,484	9,339	-9.2
Deductions	411	352	16.8	1,610	1,552	3.7
Net Revenues	1,753	2,071	-15.4	6,874	7,787	-11.7

Operating Expenses	4Q18	4Q17	Change%	2018	2017	Change%
Personnel	93	82	13.4	332	383	-13.3
Employees’ and managers’ profit sharing	13	-5	—	17	1	1,600.0
Forluz—Post-retirement obligations	18	-121	—	72	-59	—
Materials	10	15	-33.3	43	24	79.2
Outsourced services	51	47	8.5	148	143	3.5
Depreciation and Amortization	39	35	11.4	149	158	-5.7
Operating provisions	39	43	-9.3	117	150	-22.0
Charges for Use of Basic Transmission Network	45	93	-51.6	214	350	-38.9
Energy purchased for resale	987	1,179	-16.3	3,853	4,170	-7.6
Construction Cost	83	14	492.9	96	25	284.0
Other Expenses	9	85	—	81	126	-35.7
Total	1,387	1,467	-5.5	5,122	5,471	-6.4

Statement of Results	4Q18	4Q17	Change%	2018	2017	Change%
Net Revenue	1,753	2,071	(15.35)	6,874	7,787	(11.72)
Operating Expenses	1,387	1,467	(5.45)	5,122	5,471	(6.38)
EBIT	366	604	(39.40)	1,752	2,316	(24.35)
Equity gain in subsidiaries	-101	-361	(72.02)	-352	-519	(32.18)
Restatement of prior equity holding in the subsidiaries acquired	80	—	—	80	—	—
Adjustment for impairment of Investments	-127	—	—	-127	—	—
EBITDA	257	278	(7.55)	1,502	1,955	(23.17)
Financial Result	669	-219	—	-377	-948	(60.23)
Provision for Income Taxes, Social Cont & Deferred Income Tax	-301	-121	148.76	-385	-421	(8.55)
Net Income	633	-97	—	591	428	38.08

Cemig H

Energy Sales (Consolidated)(GWh)	4Q18	4Q17	Change%	2018	2017	Change%
Residential	2,618	2,518	3.97%	10,266	10,008	2.58%
Industrial	4,554	4,598	-0.96%	17,689	17,761	-0.41%
Commercial	2,185	1,926	13.45%	8,380	7,507	11.63%
Rural	837	882	-5.10%	3,615	3,651	-0.99%
Others	916	884	3.62%	3,573	3,536	1.05%
Subtotal	11,110	10,808	2.79%	43,523	42,463	2.50%
Own Consumption	8	10	-20.00%	41	37	10.81%
Supply	3,223	3,609	-10.70%	11,991	12,777	-6.15%
TOTAL	14,341	14,427	-0.60%	55,555	55,277	0.50%

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Energy Sales	4Q18	4Q17	Change%	2018	2017	Change%
Residential	2,390	2,045	16.87%	8,658	7,842	10.41%
Industrial	1,304	1,273	2.44%	4,893	4,907	-0.29%
Commercial	1,302	1,123	15.94%	4,683	4,342	7.85%
Rural	467	425	9.88%	1,793	1,629	10.07%
Others	509	440	15.68%	1,806	1,658	8.93%
Electricity sold to final consumers	5,972	5,306	12.55%	21,833	20,378	7.14%
Unbilled Supply, Net	2,999	761	294.09%	3,050	1,788	70.58%
Supply	-2,264	246	—	-12	1,535	—
TOTAL	6,707	6,313	6.24%	24,871	23,701	4.94%

Operating Revenues	4Q18	4Q17	Change%	2018	2017	Change%
Sales to end consumers	5,887	5,351	10.0%	21,835	20,378	7.1%
TUSD	625	380	64.5%	2,045	1,611	26.9%
CVA and Other financial components in tariff adjustment	190	840	-77.4%	1,973	988	99.7%
Transmission concession revenue	101	150	-32.7%	411	371	10.8%
Transmission Indemnity Revenue	42	78	-46.2%	250	373	-33.0%
Generation Indemnity Revenue	-27	12	—	55	272	-79.8%
Gain on monetary updating of Concession Grant Fee	75	77	-2.6%	321	317	1.3%
Transactions in the CCEE	28	323	-91.3%	217	860	-74.8%
Supply	750	439	70.8%	3,002	1,728	73.7%
Gas supply	543	453	19.9%	1,995	1,759	13.4%
Construction revenue	306	1,047	-70.8%	898	1,784	-49.7%
Others	447	250	78.8%	1,575	2,421	-34.9%
Subtotal	8,967	9,400	-4.6%	34,577	32,862	5.2%
Deductions	3,495	2,842	23.0%	12,311	11,150	10.4%
Net Revenues	5,472	6,558	-16.6%	22,266	21,712	2.6%

Operating Expenses	4Q18	4Q17	Change%	2018	2017	Change%
Personnel	422	351	20.01%	1,410	1,627	-13.34%
Employees’ and managers’ profit sharing	54	-21	—	77	5	1440.00%
Forluz—Post-Retirement Employee Benefits	87	-523	—	337	-229	—
Materials	30	28	6.81%	104	71	46.48%
Outsourced services	334	293	13.88%	1,087	974	11.60%
Energy purchased for resale	2,508	3,234	-22.44%	11,084	10,919	1.51%
Depreciation and Amortization	216	233	-7.43%	835	850	-1.76%
Operating Provisions	65	295	-78.02%	467	854	-45.32%
Charges for use of the national grid	338	383	-11.65%	1,479	1,174	25.98%
Gas bought for resale	340	281	20.97%	1,238	1,071	15.59%
Construction costs	307	382	-19.74%	899	1,119	-19.66%
Other Expenses	140	70	98.61%	403	382	5.50%
TOTAL	4,840	5,008	-3.35%	19,420	18,817	3.20%

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Financial Result Breakdown	4Q18	4Q17	Change%	2018	2017	Change%
FINANCE INCOME
Income from cash investments	35	33	6.1%	116	205	-43.4%
Arrears fees on sale of energy	92	68	35.3%	352	261	34.9%
Monetary variations – CVA	27	—	—	62	—	—
Monetary updating on Court escrow deposits	2	105	-98.1%	34	191	-82.2%
Pasep and Cofins charged on finance income	-34	-17	100.0%	-68	-53	28.3%
Gain on Financial instruments – Swap	570	—	—	893	—	—
Financial update obtained in the arbitration process	77	—	—	77	—	—
Liabilities with related parties	56	—	—	56	—	—
Others	30	64	-53.1%	184	199	-7.5%
	855	253	237.9%	1,706	803	112.5%
FINANCE EXPENSES
Costs of loans and financings	-312	-306	2.0%	-1,256	-1,467	-14.4%
Foreign exchange variations	199	-56	—	-582	—	—
Monetary updating – loans and financings	-24	-34	-29.4%	-134	-109	22.9%
Charges and monetary updating on post-retirement obligation	-14	-17	-17.6%	-68	-65	4.6%
Monetary updating – AFAC	—	—	—	—	239	—
Others	-35	-115	-69.6%	-184	-227	-46.2%
	-186	-528	-64.8%	-2,224	-1,800	23.6%
NET FINANCE INCOME (EXPENSES)	669	-275	—	-518	-997	-48.0%

Statement of Results	4Q18	4Q17	Change%	2018	2017	Change%
Net Revenue	5,472	6,558	-16.6%	22,266	21,712	2.6%
Operating Expenses	4,840	5,008	-3.4%	19,420	18,817	3.2%
EBIT	632	1,550	-59.2%	2,846	2,895	-1.7%
Share of profit (loss) in associates and joint ventures	29	-231	-87.4%	104	-252	-58.7%
Result of business combinations	-119	—	—	119	—	—
Adjustment for impairment of Inwestments	-127	—	—	127	—	—
EBITDA	989	1,553	0.36	3,782	3,493	8.3%
Financial Result	670	-275	-343.6%	-518	-997	-48.0%
Provision for Income Taxes, Social Cont & Deferred Income Tax	311	-439	-29.2%	-600	-644	-6.8%
Profit for the business year from going concern operations	716	605	18.3%	1,378	1,002	37.5%
Net Profit for the business year from discontinued operations	287	—	—	322	—	—
Net profit for the period attributable to equity holders of the parent	1,003	605	65.7%	1,700	1,002	69.7%
Net profit for the period attributable to non-controlling interests	42	—	—	42	—	—
NET PROFIT FOR THE YEAR	1,045	605	72.6%	1,742	1,002	73.9%

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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Cash Flow Statement	2018	2017
Cash at beginning of period	1,030	995
Cash generated by operations	1,008	580
Net income for the period from going concern operations	1,700	1,002
Current and deferred income tax and Social Contribution tax	-650	-226
Depreciation and amortization	849	848
CVA and other financial components	-1,064	-402
Equity gain (loss) in subsidiaries	104	252
Provsions (reversals) for operational losses	467	854
Dividends received from equity holdings	311	354
Interest and monetary variation	1,207	1,498
Interest paid on loans and financings	-1,290	-1,797
Others	-626	-1,803
Financing activities	-937	-158
Financings obtained and capital increase	2,990	3,297
Payments of loans and financings	-3,527	-4,131
Interest on Equity, and dividends	-509	-539
Capital Increase / Subscription of shares to be capitalized	109	1,215
Investment activity	-211	-386
Securities—Financial Investment	291	257
Acquisition of ownership interest and future capital commitments	70	—
Financial assets	305	474
Fixed and Intangible assets	-877	-1,117
Cash at end of period	890	1,031

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS (CONSOLIDATED)—ASSETS	2018	2017
CURRENT	27,796	8,536
Cash and cash equivalents	891	1,030
Securities	703	1,058
Consumers and traders	4,092	3,885
Financial assets of the concession	1,070	848
Contractual assets	131	—
Tax offsetable	124	174
Income tax and Social Contribution tax recoverable	386	339
Dividends receivable	120	77
Restricted cash	91	106
Inventories	36	38
Advances to suppliers	7	116
Accounts receivable from the State of Minas Gerais	—	235
Refund tariff subsidies	91	77
Low Income Subsidy	30	27
Derivative financial instruments—Swaps	70	—
Other credits	508	526
Assets classified as held for sale	19,446	—
NON-CURRENT	32,058	33,703
Securities	109	30
Consumers and traders	81	7
Tax offsetable	242	231
Income tax and Social Contribution tax recoverable	6	21
Deferred income tax and Social Contribution tax	2,147	1,871
Escrow deposits in legal actions	2,502	2,336
Derivative financial instruments—Swaps	743	8
Accounts receivable from the State of Minas Gerais	246	—
Other credits	784	884
Financial assets of the concession	4,927	6,605
Contractual assets	1,598	—
Investments	5,234	7,792
Property, plant and equipment	2,662	2,762
Intangible assets	10,777	11,156
TOTAL ASSETS	59,854	42,239

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2018	2017
CURRENT	23,394	8,662
Suppliers	1,801	2,343
Regulatory charges	514	513
Profit sharing	79	9
Taxes	410	705
Income tax and Social Contribution tax	112	115
Interest on Equity, and dividends, payable	864	428
Loans and financings	2,198	2,371
Payroll and related charges	284	207
Post-retirement liabilities	253	232
Other obligations	607	1,232
Derivative financial instruments	—	507
Liabilities classified as held for sale	16,272	—
NON-CURRENT	20,521	19,247
Regulatory charges	178	250
Loans and financings	12,574	12,027
Taxes	29	28
Income tax and Social Contribution tax	728	735
Provisions	641	678
Post-retirement liabilities	4,736	3,954
PASEP / COFINS to be returned to consumers	1,124	1,087
Derivative financial instruments—options	419	308
Derivative financial instruments—Swap	—	29
Others	92	151
TOTAL EQUITY	15,939	14,330
Share capital	7,294	6,294
Capital reserves	2,250	1,924
Profit reserves	6,362	5,729
Equity valuation adjustments	-1,327	-836
Subscription of shares, to be capitalized	—	1,215
Non-Controlling Interests	1,360	4
TOTAL LIABILITIES AND EQUITY	59,854	42,239

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte,        Minas Gerais,        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.